                                                 Registration No. ______________
                                                                    811-8859


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                              INITIAL REGISTRATION


                      ALLMERICA SELECT SEPARATE ACCOUNT III
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester MA 01653
                     (Address of Principal Executive Office)

                          Charles F. Cronin, Secretary
                               440 Lincoln Street
                               Worcester MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:


             immediately upon filing pursuant to paragraph (b)
         ---
             on May 1, 2001 pursuant to paragraph (b)
         ---
             60 days after filing pursuant to paragraph (a) (1)
         ---
             on (date) pursuant to paragraph (a) (1)
         ---
             this post-effective amendment designates a new effective date for a --- previously filed post-effective amendment

                          SINGLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act").

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.

Registrant is making this filing in order to register a new flexible premium variable life policy, under the Securities Act of 1933.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2             CAPTION IN PROSPECTUS
1                       Cover Page
2                       Cover Page
3                       Not Applicable
4                       Distribution
5                       The Company, The Variable Account
6                       The Variable Account
7                       Not Applicable
8                       Not Applicable
9                       Legal Proceedings
10                      Summary;  Description of the Company, Variable Account and Underlying Funds; The Contract;
                        Contract Termination and Reinstatement; Other Contract Provisions
11                      Summary; The Underlying Funds; Investment Objectives and Policies
12                      Summary; The Underlying Funds
13                      Summary; The Underlying Funds; Charges and Deductions
14                      Summary; Applying for a Contract
15                      Summary; Applying for a Contract; Premium Payments; Allocation of Net Premiums
16                      The Variable Account; The Underlying Funds; Allocation of Net Premiums
17                      Summary; Surrender; Partial Withdrawal;  Charges and Deductions;  Contract Termination and
                        Reinstatement
18                      The Variable Account;
19                      Reports; Voting Rights
20                      Not Applicable
21                      Summary; Contract Loans; Other Contract Provisions
22                      Other Contract Provisions
23                      Not Required
24                      Other Contract Provisions
25                      Allmerica Financial
26                      Not Applicable
27                      The Company
28                      Directors and Principal Officers
29                      The Company
30                      Not Applicable
31                      Not Applicable
32                      Not Applicable
33                      Not Applicable
34                      Not Applicable
35                      Distribution
36                      Not Applicable
37                      Not Applicable
38                      Summary; Distribution
39                      Summary; Distribution
40                      Not Applicable
41                      The Company, Distribution
42                      Not Applicable
43                      Not Applicable



44                      Premium Payments; Contract Value and Cash Surrender Value
45                      Not Applicable
46                      Contract Value and Cash Surrender Value;  Federal Tax Considerations
47                      The Company
48                      Not Applicable
49                      Not Applicable
50                      The Variable Account
51                      Cover Page;  Summary;  Charges and  Deductions;  The Contract;  Contract  Termination  and
                        Reinstatement; Other Contract Provisions
52                      Addition, Deletion or Substitution of Investments
53                      Federal Tax Considerations
54                      Not Applicable
55                      Not Applicable
56                      Not Applicable
57                      Not Applicable
58                      Not Applicable
59                      Not Applicable

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            WORCESTER, MASSACHUSETTS
            MODIFIED SINGLE PAYMENT VARIABLE LIFE INSURANCE CONTRACTS
                              ALLMERICA SPL II

This Prospectus provides important information about Allmerica SPL II, a modified single payment variable life insurance contract issued by Allmerica Financial Life Insurance and Annuity Company. The Contracts are funded through the Allmerica Select III Separate Account, a separate investment account of the Company that is referred to as the Variable Account. The Contracts are designed for a large single payment and limit the ability to make additional payments. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.

The Variable Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following Funds:

ALLMERICA INVESTMENT TRUST (SERVICE CLASS)
AIT Core Equity Fund
AIT Equity Index Fund
AIT Government Bond Fund
AIT Money Market Fund
AIT Select Aggressive Growth Fund
AIT Select Capital Appreciation Fund
AIT Select Emerging Markets Fund
AIT Select Growth Fund AIT Select Growth and Income Fund
AIT Select International Equity Fund
AIT Select Investment Grade Income Fund
AIT Select Strategic Growth Fund
AIT Select Strategic Income Fund
AIT Select Value Opportunity Fund

AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)
AIM V.I. Aggressive Growth Fund
AIM V.I. Basic Value Fund
AIM V.I. Blue Chip Fund
AIM V.I. Capital Development Growth Fund
AIM V.I. Premier Equity Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)
AllianceBernstein Small Cap Value Portfolio
AllianceBernstein Value Portfolio
Alliance Growth and Income Portfolio
Alliance Premier Growth Portfolio
Alliance Technology Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND  (SERVICE CLASS 2)
Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
(SERVICE CLASS 2)
Fidelity VIP II Contrafund(R) PortfoliO

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
(SERVICE CLASS 2)
Fidelity VIP III Mid Cap Portfolio
Fidelity VIP III Value Strategies Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
FT VIP Franklin Large Cap Growth Securities Fund
FT VIP Franklin Small Cap Fund
FT VIP Franklin Small Cap Value Securities Fund
FT VIP Mutual Shares Securities Fund
FT VIP Templeton Foreign Securities Fund

MFS VARIABLE INSURANCE TRUST (SM) (SERVICE CLASS)
MFS(R) Mid Cap Growth SerieS
MFS(R) New Discovery Series
MFS(R) Total Return Series
MFS(R) Utilities Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer Multiple Strategies Fund/VA

Contract values may also be allocated to the Fixed Account, which is part of the Company's General Account.

The Contract provides for life insurance coverage and for the accumulation of a Contract Value, which will accumulate on a variable basis. The Contract requires the Contract Owner to make an initial payment of at least $10,000. Each Contract is a "modified endowment contract" for federal income tax purposes, except in certain circumstances described in FEDERAL TAX CONSIDERATIONS. A loan, distribution or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. Death Benefits under a modified endowment contract, however, are generally not subject to federal income tax. See FEDERAL TAX CONSIDERATIONS.

We offer a variety of variable life policies. They may offer features, including investment options, fees and/or charges that are different from those in the policies offered by this Prospectus. The policies may be offered through different distributors. Upon request, your financial representative can show you information regarding other life policies offered by the Company. You can also contact us directly to find out more about these life policies.

THE CONTRACTS ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT. VARIABLE LIFE CONTRACTS INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CONTRACT. THIS LIFE CONTRACT IS NOT: A BANK DEPOSIT OR OBLIGATION; OR FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).

CORRESPONDENCE MAY BE MAILED TO:          DATED ____________
ALLMERICA VARIABLE LIFE SERVICE CENTER    440 LINCOLN STREET
P.O. BOX 8179                             WORCESTER, MASSACHUSETTS 01653
BOSTON, MA 02266-8179                     (508) 855-1000

                                TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF FEES AND CHARGES
SUMMARY OF FEATURES
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE UNDERLYING FUNDS
INVESTMENT OBJECTIVES AND POLICIES
THE CONTRACT
  Market Timers
  Applying for a Contract
  Free Look Period
  Conversion Privilege
  Payments
  Allocation of Payments
  Transfer Privilege
  Death Benefit (Without Guaranteed Death Benefit Rider)
  Guaranteed Death Benefit Rider
  Contract Value
  Payment Options
  Optional Insurance Benefits
  Surrender
  Partial Withdrawal
CHARGES AND DEDUCTIONS
  Monthly Deductions
  Daily Deductions
  Surrender Charge
  Transfer Charges
CONTRACT LOANS
CONTRACT TERMINATION AND REINSTATEMENT
OTHER CONTRACT PROVISIONS
FEDERAL TAX CONSIDERATIONS
  The Company and The Variable Account
  Taxation of the Contracts
  Modified Endowment Contracts
  Contract Loans
  Diversification
VOTING RIGHTS
DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY
DISTRIBUTION
REPORTS
LEGAL PROCEEDINGS
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
FURTHER INFORMATION
MORE INFORMATION ABOUT THE FIXED ACCOUNT
INDEPENDENT ACCOUNTANTS
FINANCIAL STATEMENTS
APPENDIX A-- GUIDELINE MINIMUM SUM INSURED TABLE                                 A-1
APPENDIX B-- OPTIONAL INSURANCE BENEFITS                                         B-1


                                       3

APPENDIX C-- PAYMENT OPTIONS                                                     C-1
APPENDIX D-- ILLUSTRATIONS                                                       D-1
APPENDIX E--PERFORMANCE INFORMATION                                              E-1
FINANCIAL STATEMENTS                                                             FIN-1

                                  SPECIAL TERMS

AGE: how old the Insured is on his/her last birthday measured on the Date of Issue and each Contract anniversary.

ALLMERICA FINANCIAL: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us," and "the Company" refer to Allmerica Financial Life Insurance and Annuity Company in this Prospectus.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

CONTRACT OWNER: the person who may exercise all rights under the Contract, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Contract Owner in this prospectus.

CONTRACT VALUE: the total value of your Contract. It is the SUM of the:

     -    Value of the units of the Sub-Accounts credited to your Contract, PLUS

     -    Accumulation in the Fixed Account credited to the Contract.

DATE OF ISSUE: the date the Contract was issued, used to measure the Monthly Processing Date, Contract months, Contract years and Contract anniversaries.

DEATH BENEFIT: the Face Amount (the amount of insurance determined by your payment) or the Guideline Minimum Sum Insured, whichever is greater. After the Final Payment Date, if the Guaranteed Death Benefit Rider is in effect, the Death Benefit will be the greater of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's Underwriting Class.

FACE AMOUNT: the amount of insurance coverage. The Face Amount is shown in your Contract.

FINAL PAYMENT DATE: the Contract anniversary before the Insured's 100th birthday. After this date, no payments may be made and the Net Death Benefit is the Contract Value less any Outstanding Loan. The Net Death Benefit may be different before and after the Final Payment Date. See NET DEATH BENEFIT.

FIRST ALLMERICA: First Allmerica Financial Life Insurance Company. "We," "our," "us," and "the Company" refer to First Allmerica Financial Life Insurance Company in this Prospectus.

FIXED ACCOUNT: the part of the Company's General Account that guarantees principal and a fixed interest rate.

GENERAL ACCOUNT: all our assets other than those held in separate investment accounts.

GUIDELINE MINIMUM SUM INSURED: the minimum death benefit required to qualify the Contract as "life insurance" under federal tax laws. The guideline minimum sum insured is the PRODUCT of

     -    The Contract Value TIMES

     -    A percentage based on the Insured's age

The percentage factor is a percentage that, when multiplied by the Policy Value, determines the minimum death benefit required under federal tax laws. The percentage factor is based on the Insured's attained age, as set forth in APPENDIX A - GUIDELINE MINIMUM SUM INSURED TABLE.

GUIDELINE SINGLE PREMIUM: used to determine the Face Amount under the Contract.

INSURED: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

LOAN VALUE: the maximum amount you may borrow under the Contract.

MONTHLY DEDUCTIONS: the amount of money that we deduct from the Contract Value each month to pay for the Monthly Maintenance Fee, Administration Charge, Monthly Insurance Protection Charge, Distribution Charge and the Federal and State Payment Tax Charge.

MONTHLY INSURANCE PROTECTION CHARGE: the amount of money that we deduct from the Contract Value each month to pay for the insurance.

MONTHLY PROCESSING DATE: the date, shown in your Contract, when Monthly Deductions are deducted.

NET DEATH BENEFIT: The Death Benefit varies based on when the Insured dies. Before the Final Payment Date, the Net Death Benefit is:

     -    The Death Benefit, MINUS

     - Any Outstanding Loan on the Insured's death, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit Rider is NOT in effect, the Net Death Benefit is:

     -    The Contract Value, MINUS

     -    Any Outstanding Loan on the Insured's death.

If the Guaranteed Death Benefit Rider is in effect after the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated. The guaranteed Net Death Benefit will be:

     - The greater of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company, MINUS

     - Any Outstanding Loan, through the Contract month in which the Insured dies.

OUTSTANDING LOAN: all unpaid Contract loans plus loan interest due or accrued.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts of the Variable Account in the same proportion that, on the date of allocation, the Contract Value in the Fixed Account (other than value subject to Outstanding
Loan) and the Contract Value in each Sub-Account bear to the total Contract
Value.

SECOND-TO-DIE: the Contract may be issued as a joint survivorship
("Second-to-Die") Contract. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a Fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Contract Value less any Outstanding Loan and surrender charges.

UNDERLYING FUNDS (FUNDS): the investment Funds of Allmerica Investment Trust ("AIT") or of AIM Variable Insurance Funds ("AIM"), the Portfolios of Alliance Variable Products Series Fund, Inc. ("Alliance"), the Portfolios of Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III (collectively, "Fidelity VIP"), the investment Funds of Franklin Templeton Variable Insurance Products Trust ("FT VIP"), the series of MFS(R) Variable Insurance Trust(SM) ("MFS VIT"), and the funds of Oppenheimer Variable Account Funds ("Oppenheimer"), which are available under the Contract.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application and other Evidence of Insurability we consider. The Insured's underwriting class will affect the Monthly Insurance Protection Charge.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any Funds and Unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

     -    Each day the New York Stock Exchange is open for trading; and

     - Other days (other than a day during which no payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities so that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Allmerica Select Separate Account III, one of the Company's separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                           SUMMARY OF FEES AND CHARGES

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

We deduct the following monthly charges from the Contract Value:

     - A $5.00 Maintenance Fee from Contracts with a Contract Value of $10,000 or less (See "Maintenance Fee");

     - 0.25% on an annual basis for the administrative expenses (See "Administration Charge");

     - A deduction for the cost of insurance, which varies depending on the type of Contract and Underwriting Class (See "Monthly Insurance Protection Charge");

     - For the first ten Contract years only, 1.15% on an annual basis for distribution expenses (See "Distribution Fee"); and

     - For the first Contract year only, 1.75% on an annual basis for federal, state and local taxes (See "Federal and State Payment Tax Charge").

The following daily charge is deducted from the Variable Account:

     - 0.90% on an annual basis for the mortality and expense risks (See "Mortality and Expense Risk Charge.").

There are deductions from and expenses paid out of the assets of the Funds that are described in their prospectuses.

WHAT CHARGES DO I INCUR IF I SURRENDER MY CONTRACT OR MAKE A PARTIAL WITHDRAWAL?

The charges below apply only if you surrender your Contract or make partial withdrawals:

     - Surrender Charge -- A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal," described below. This Charge applies on surrenders or partial withdrawals within ten Contract years from Date of Issue. The surrender charge begins at 10.00% of the amount that exceeds the Free 10% Withdrawal amount and decreases to 0% by the tenth Contract year.

     - Partial Withdrawal Transaction Fee -- A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 2001.

                                                             MANAGEMENT     FEES UNDER          OTHER          TOTAL FUND
              UNDERLYING FUND                                   FEE*       12b-1 PLAN**        EXPENSES*       EXPENSES*
              ---------------                                ----------    ------------        ---------       ----------
AIT Core Equity Fund (Service Class)
AIT Equity Index Fund (Service Class)
AIT Government Bond Fund (Service Class)
AIT Money Market Fund (Service Class)
AIT Select Aggressive Growth Fund (Service Class)
AIT Select Capital Appreciation Fund (Service Class)
AIT Select Emerging Markets Fund (Service Class)
AIT Select Growth Fund (Service Class)
AIT Select Growth and Income Fund (Service Class)
AIT Select International Equity Fund (Service Class)
AIT Select Investment Grade Income Fund (Service Class)
AIT Select Strategic Growth Fund (Service Class)
AIT Select Strategic Income Fund (Service Class)
AIT Select Value Opportunity Fund (Service Class)
AIM V.I. Aggressive Growth Fund (Series II Shares)
AIM V.I. Basic Value Fund (Series II Shares)
AIM V.I. Blue Chip Fund (Series II Shares)
AIM V.I. Capital Development Growth Fund (Series II Shares)
AIM V.I. Premier Equity Fund (Series II Shares)
AllianceBernstein Small Cap Value Portfolio (Class B)
AllianceBernstein Value Portfolio (Class B)
Alliance Growth and Income Portfolio (Class B)
Alliance Premier Growth Portfolio (Class B)
Alliance Technology Portfolio (Class B)
Fidelity VIP Equity-Income Portfolio (Service Class 2)
Fidelity VIP Growth Portfolio (Service Class 2)
Fidelity VIP II Contrafund Portfolio (Service Class 2)
Fidelity VIP III Mid Cap Portfolio (Service Class 2)
Fidelity VIP III Value Strategies Portfolio (Service Class 2)
FT VIP Franklin Large Cap Growth Securities Fund (Class 2)
FT VIP Franklin Small Cap Fund (Class 2)
FT VIP Franklin Small Cap Value Securities Fund (Class 2)
FT VIP Mutual Shares Securities Fund (Class 2)
FT VIP Templeton Foreign Securities Fund (Class 2)
MFS Mid Cap Growth Series (Service Class)
MFS New Discovery Series (Service Class)
MFS Total Return Series (Service Class)
MFS Utilities Series (Service Class)
Oppenheimer Capital Appreciation Fund/VA (Service Shares)
Oppenheimer High Income Fund/VA (Service Shares)
Oppenheimer Main Street Growth & Income Fund/VA
(Service Shares)

*    After any waivers/reimbursements

** These expenses are fees paid by the Underlying Funds under 12b-1 plans. In addition to receiving all or part of the fees listed in the table, the Company may also receive Service Fees from the investment advisers or other service providers of certain Underlying Funds for providing various services to Policyowners. Currently the Company receives Services Fees ranging from 0.10% to 0.25% of the aggregate net asset value of assets held in the Separate Account with respect to such Underlying Funds.


The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.


Footnotes for underlying fund expense information to be inserted by pre-effective amendment

                          SUMMARY OF CONTRACT FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Contract. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Contract, together with its attached application, constitutes the entire agreement between you and the Company.

There is no guaranteed minimum Contract Value. The value of a Contract will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the General Account. The Contract Value will also be adjusted for other factors, including the amount of charges imposed. The Contract Value may decrease to the point where the Contract will lapse and provide no further death benefit without additional premium payments, unless the optional Guaranteed Death Benefit Rider is in effect. This Rider may not be available in all states.

WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets tax-deferred. Benefits available through the Contract include:

     -    A life insurance benefit that can protect your family;

     - Payment options that can guarantee an income for life, if you want to use your Contract for retirement income;

     - A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

     -    Experienced professional investment advisers; and

     -    Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a Beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the Insured and Beneficiary. The Insured is the person covered under the Contract. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die Contract, the Net Death Benefit will be paid on the death of the last surviving Insured.

Before the Final Payment Date, the Death Benefit is either the Face Amount (the amount of insurance determined by your payment) or the minimum death benefit provided by the Guideline Minimum Sum Insured, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit is NOT in effect, the Net Death Benefit is the Contract Value less any Outstanding Loan. If the Guaranteed Death Benefit Rider is in effect on the Final Payment date, a Guaranteed Death Benefit will be provided unless the Rider is subsequently terminated. The Guaranteed Death Benefit will be either the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company, whichever is greater, reduced by any Outstanding Loan through the Contract month in which the insured dies. For more information, see "Guaranteed Death Benefit Rider."

The Beneficiary may receive the Net Death Benefit in a lump sum or under one of the Company's payment options.

CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Contract. If you exercise your right to cancel, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank.

Where required by state law, your refund will be your entire payment. In other states, the refund will equal the sum of:

     -    Amounts allocated to the Fixed Account, PLUS

     -    The value of the Units in the Variable Account, PLUS

     -    All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

WHAT ARE MY INVESTMENT CHOICES?

The Contract allows you to allocate payments in up to 20 Sub-Accounts of the Variable Account at a time. Each Sub-Account invests its assets in a corresponding investment portfolio ("Fund") of Allmerica Investment Trust ("AIT"), AIM Variable Insurance Funds ("AIM"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III (collectively, "Fidelity VIP"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), MFS(R) Variable Insurance Trust(SM) ("MFS VIT"), and Oppenheimer Variable Account Funds ("Oppenheimer"). In some states, insurance regulations may restrict the availability of particular Underlying Funds.

The Contract also offers a Fixed Account that is part of the General Account of the Company. The Fixed Account is a guaranteed account offering a minimum interest rate. This range of investment choices allows you to allocate your money among the Sub-Accounts and the Fixed Account to meet your investment needs.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, we will allocate all sub-account investments to the AIT Money Market Fund until the fourth day after the expiration of the

"Right to Cancel" provision of your Contract. After this, we will allocate all amounts as you have chosen. For more information about your investment choices, see WHO ARE THE INVESTMENT ADVISERS ?, below.

WHO ARE THE INVESTMENT MANAGERS?

The following are the Sub-Advisers of the AIT Funds and the investment managers of the other Underlying Funds:

UNDERLYING FUND                                                             SUB-ADVISERS/FUND MANAGERS
---------------                                                             --------------------------
AIT Core Equity Fund (Service Class)                                    Miller Anderson & Sherrerd, LLP
AIT Equity Index Fund (Service Class)                                   Allmerica Asset Management, Inc.
AIT Government Bond Fund (Service Class)                                Allmerica Asset Management, Inc.
AIT Money Market Fund (Service Class)                                   Allmerica Asset Management, Inc.
AIT Select Aggressive Growth Fund (Service Class)                       Massachusetts Financial Services Company
                                                                        Jennison Associates LLC
AIT Select Capital Appreciation Fund (Service Class)                    T. Rowe Price Associates, Inc.
AIT Select Emerging Markets Fund (Service Class)                        Schroder Investment Management North America Inc.
AIT Select Growth Fund (Service Class)                                  Putnam Investment Management, Inc.
AIT Select Growth and Income Fund (Service Class)                       J. P. Morgan Investment Management Inc.
AIT Select International Equity Fund (Service Class)                    Bank of Ireland Asset Management (U.S.) Limited
AIT Select Investment Grade Income Fund) (Service Class)                Allmerica Asset Management, Inc.
AIT Select Strategic Growth Fund (Service Class)                        TCW Investment Management Company
AIT Select Strategic Income Fund (Service Class)                        Western Asset Management Company
AIT Select Value Opportunity Fund (Service Class)                       Cramer Rosenthal McGlynn, LLC
AIM V.I. Aggressive Growth Fund                                         AIM Advisors, Inc.
AIM V.I. Basic Value Fund                                               AIM Advisors, Inc.
AIM V.I. Blue Chip Fund                                                 AIM Advisors, Inc.
AIM V.I. Capital Development Growth  Fund                               AIM Advisors, Inc.
AIM V.I. Premier Equity  Fund (Series II Shares)                        AIM Advisors, Inc.
AllianceBernstein Small Cap Value Portfolio                             Alliance Capital Management, L.P
AllianceBernstein Value Portfolio)                                      Alliance Capital Management, L.P
Alliance Growth and Income Portfolio)                                   Alliance Capital Management, L.P
Alliance Premier Growth  Portfolio)                                     Alliance Capital Management, L.P
Alliance Technology Portfolio                                           Alliance Capital Management, L.P
Fidelity VIP Equity-Income Portfolio                                    Fidelity Management & Research Company
Fidelity VIP Growth Portfolio)                                          Fidelity Management & Research Company
Fidelity VIP  II Contrafund Portfolio                                   Fidelity Management & Research Company
Fidelity VIP  III Mid Cap Portfolio                                     Fidelity Management & Research Company
Fidelity VIP III Value Strategies Portfolio                             Fidelity Management & Research Company
FT VIP Franklin Large Cap Growth Securities Fund                        Franklin Advisers, Inc.
FT VIP Franklin Small Cap Fund                                          Franklin Advisers, Inc.
FT VIP Franklin Small Cap Value Securities Fund                         Franklin Advisory Services, LLC
FT VIP Mutual Shares Securities  Fund                                   Franklin Mutual Advisers, LLC
FT VIP Templeton Foreign Securities Fund                                Templeton Investment Counsel, LLR
MFS Mid Cap Growth Series                                               Massachusetts Financial Services Company
MFS New Discovery Series                                                Massachusetts Financial Services Company
MFS Total Return Series                                                 Massachusetts Financial Services Company
MFS Utilities Series                                                    Massachusetts Financial Services Company
Oppenheimer Capital Appreciation Fund/VA                                OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA                                   OppenheimerFunds, Inc.
Oppenheimer High Income Fund/VA                                         OppenheimerFunds, Inc.


                                       13

Oppenheimer Main Street Growth & Income Fund/VA                         OppenheimerFunds, Inc.
Oppenheimer Multiple Strategies Fund/VA                                 OppenheimerFunds, Inc.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. The Contract permits you to transfer Contract Value among the available Sub-Accounts and between the Sub-Accounts and the General Account of the Company, subject to certain limitations described under THE CONTRACT -- "Transfer Privilege." You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts.
See "Transfer Privilege."

The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Contract requires a single payment on or before the Date of Issue. Additional payment(s) of at least $1,000 may be made as long as the total payments do not exceed the maximum payment amount specified in the contract.

WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Contract. The Loan Value is 90% of the Surrender Value. You may also make partial withdrawals and surrender the Contract for its Surrender Value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0% (5.5% for a preferred loan). The Company charges interest on loans at an annual rate that is guaranteed not to exceed 6.0%.

We will allocate Contract loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer the Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its Surrender Value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to a partial withdrawal transaction fee and any applicable surrender charges. The Face Amount is proportionately reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Contract. See FEDERAL TAX CONSIDERATIONS -- "Contract Loans." A surrender or partial withdrawal may have tax consequences. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Contracts."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

     - Yes. There are several changes you can make after receiving your Contract, within limits. You may

     -    Cancel your Contract under its "Right to Cancel" provision;

     -    Transfer your ownership to someone else;

     -    Change the Beneficiary;

     - Change the allocation for any additional payment, with no tax consequences under current law;

     - Make transfers of the Contract Value among the Funds, with no taxes incurred under current law; and

     -    Add or remove the optional insurance benefits provided by rider.

CAN I CONVERT MY CONTRACT INTO A FIXED CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the Date of Issue. On conversion, we will transfer the Contract Value in the Variable Account to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

The Contract will not lapse unless the Surrender Value on a Monthly Processing Date is less than zero. There is a 62-day grace period in this situation. If the Insured has not died, you may reinstate your Contract within three years after the grace period, within limits. The Insured must provide evidence of insurability subject to our then current underwriting standards. See POLICY TERMINATION AND REINSTATEMENT. If the Guaranteed Death Benefit Rider is in effect, the Contract will not lapse regardless of the investment performance of the Variable Account (excluding loan foreclosure). However, if the Guaranteed Death Benefit Rider terminates, the Contract may then lapse. See THE CONTRACT - "Guaranteed Death Benefit Rider."

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, under Section 1035 of the Internal Revenue Code of 1986, as amended ("Code"), an exchange of (1) a life insurance contract entered into before June 21, 1988 or
(2) a life insurance contract that is not itself a modified endowment contract, will not cause the Contract to be treated as a modified endowment contract if no additional payments are paid and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% additional penalty tax may be imposed on that part of a distribution that is includible in income. However, the Net Death Benefit under the Contract is excludable from the gross income of the Beneficiary. In some circumstances, federal estate tax may apply to the Net Death Benefit or the Contract Value. See FEDERAL TAX CONSIDERATIONS -- "Taxation of the Contract."

                                   ----------

This Summary is intended to provide only a very brief overview of the more significant aspects of the Contract. The Prospectus and the Contract provide further detail. The Contract provides insurance protection for the named beneficiary. The Contract and its attached application or enrollment form are the entire agreement between you and the Company.

THE PURPOSE OF THE CONTRACT IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT.

NO CLAIM IS MADE THAT THE CONTRACT IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

The Company is a life insurance company organized under the laws of Delaware in 1974. As of December 31, 2001, the Company had over $XX billion in assets and over $xx billion of life insurance in force. We are a wholly owned subsidiary of First Allmerica Financial Life Insurance Company, formerly named State Mutual Life Assurance Company of America ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our Principal Office is 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 1-800-628-6267. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account with forty-three (43) Sub-Accounts. Each Sub-Account invests in a Fund of AIT, AIM, Alliance, Fidelity VIP, FT VIP, MFS VIT or Oppenheimer. The assets used to fund the variable part of the Contracts are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

THE UNDERLYING FUNDS

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waiver/reimbursements see "WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?" under the SUMMARY OF FEES AND CHARGES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust (the "Trust") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. The Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various separate accounts established by the Company or other insurance companies. Fourteen investment portfolios ("Funds") of AIT currently are available under the Contract.

The trustees have overall responsibility for the supervision of the affairs of AIT. The Trustees have entered into a management agreement ("Management Agreement") with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), a wholly owned subsidiary of Allmerica Financial, to handle the day-to-day affairs of AIT. AFIMS, subject to Trustee review, is responsible for the general management of the Funds. AFIMS also performs certain administrative and management services for AIT, furnishes to AIT all necessary office space, facilities and equipment and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS.

AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and the Trustees, in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey") a pension consulting firm. The cost of such consultation is borne by AFIMS. BARRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1000 investment advisers. BARRA RogersCasey is wholly controlled by BARRA, Inc. As a consultant, BARRA RogersCasey has no discretionary or decision-making authority with respect to the Funds and has no responsibility for any investment advice or other services provided to the Funds by AFIMS or the Sub-Advisers. Under each Sub-Adviser agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to the Trustees' and/ or AFIMS' instructions. AFIMS is solely responsible for the payment of all fees for investment management services.

AIM VARIABLE INSURANCE FUNDS. AIM Variable Insurance Funds ("AIM"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. Five of its investment portfolios are available under the Contract. The investment advisor for the AIM V.I. Aggressive Growth Fund, AIM V.I. Basic Value Fund, AIM V.I. Blue Chip Fund, AIM V.I. Capital Development Growth Fund, and the AIM V.I. Premier Equity Fund is A I M Advisors, Inc. ("A I M Advisors"). A I M Advisors was organized in 1976, and, together with its subsidiaries, manages or advises over 130 investment company portfolios encompassing a broad range of investment objectives.

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company. Five of its separate investment portfolios are currently available under the Contract. Alliance Variable Products Series Fund's investment adviser is Alliance Capital Management, L.P. ("Alliance Capital"), a global investment manager providing diversified services to institutions and individuals through a broad line of investments including more than 100 mutual funds.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the Contract: Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II. Fidelity Variable Insurance Products Fund II ("Fidelity VIP

II"), managed by FMR (see discussion above), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988, and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Contract: the Fidelity VIP II Contrafund(R) Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III. Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), managed by FMR (see discussion above) is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Two of its investment portfolios are available under the Contract: the Fidelity VIP III Mid Cap Portfolio and the Fidelity VIP III Value Strategies Portfolio.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST. Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $226.9 billion (as of December 31, 2001). The investment adviser to the FT VIP Franklin Large Cap Growth Securities Fund and FT VIP Franklin Small Cap Fund is Franklin Advisers, Inc. The investment adviser to the FT VIP Franklin Small Cap Value Securities Fund is Franklin Advisory Services, LLC. The investment adviser to the FT VIP Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC. The investment adviser to the FT VIP Templeton Foreign Securities Fund is Templeton Investment Counsel, LLR.

MFS(R) VARIABLE INSURANCE TRUST(SM). MFS(R) Variable Insurance Trust ("MFS VIT") is a Massachusetts business trust organized on February 1, 1994. The investment adviser for the MFS(R) Mid Cap Growth Series, MFS(R) New Discovery Series, MFS(R) Total Return Series, and MFS(R) Utilities Series is Massachusetts Financial Services Company ("MFS"), America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

OPPENHEIMER VARIABLE ACCOUNT FUNDS. Oppenheimer Variable Account Funds ("Oppenheimer") was organized as a Massachusetts business trust in 1984. The investment adviser for the Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Main Street Growth & Income Fund/VA, Oppenheimer Multiple Strategies Fund/VA is OppenheimerFunds, Inc. ("OppenheimerFunds"). OppenheimerFunds has operated as an investment adviser since 1959. OppenheimerFunds is located at 498 Seventh Avenue, New York, NY 10018.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of the Funds are available upon request. There can be no assurance that the investment objectives of the Funds can be achieved.

Certain Underlying Funds have similar investment objectives and/or policies. Therefore, to choose the Sub-Accounts which best meet your needs and objectives, carefully read the prospectuses of the Underlying Funds, along with this Prospectus. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

AIT CORE EQUITY FUND (Service Class) -- seeks long-term growth of capital through investments primarily in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices.. Realization of current investment income, if any, is incidental to this objective.

AIT EQUITY INDEX FUND (Service Class) -- seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

AIT GOVERNMENT BOND FUND (Service Class) -- seeks high income, preservation of capital and maintenance of liquidity, primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and in related options, futures and repurchase agreements.

AIT MONEY MARKET FUND (Service Class) -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

AIT SELECT AGGRESSIVE GROWTH FUND (Service Class) - seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation.

AIT SELECT CAPITAL APPRECIATION FUND (Service Class) - seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective.

AIT SELECT EMERGING MARKETS FUND (Service Class) - seeks long-term growth of capital by investing in the world's emerging markets.

AIT SELECT GROWTH FUND (Service Class) -- seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

AIT SELECT GROWTH AND INCOME FUND (Service Class) - seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks.

AIT SELECT INTERNATIONAL EQUITY FUND (Service Class) - seeks maximum long-term total return (capital appreciation and income). The Fund will invest primarily in common stocks of established non-U.S. companies.

AIT SELECT INVESTMENT GRADE INCOME FUND (Service Class) -- seeks as high a level of total return (including both income and capital appreciation) as is consistent with prudent investment management.

AIT SELECT STRATEGIC GROWTH FUND (Service Class) - seeks long-term growth of capital appreciation.

AIT SELECT STRATEGIC INCOME FUND (Service Class) - seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing in various types of fixed income securities.

AIT SELECT VALUE OPPORTUNITY FUND (Service Class) - seeks long-term growth of capital by investing principally in diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

AIM V.I. AGGRESSIVE GROWTH FUND - seeks to achieve long-term growth of capital.

AIM V.I. BLUE CHIP FUND -- seeks to achieve as high a total return as possible, consistent with preservation of capital.

AIM V.I. PREMIER EQUITY FUND - seeks to achieve long-term growth of capital (formerly known as AIM V.I. Value Fund)

AIM V.I. BASIC VALUE FUND-- seeks to provide long-term growth of capital.

AIM V.I. CAPITAL DEVELOPMENT GROWTH FUND - seeks long-term capital of growth.

ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) - seeks to achieve long-term growth of capital by investing principally in equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS B) - seeks long-term growth of capital.

ALLIANCEBERNSTEIN VALUE PORTFOLIO (CLASS B) - seeks long-term growth of capital.

ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) - seeks to provide current income and capital appreciation through investment in dividend-paying common stocks of quality companies.

ALLIANCE TECHNOLOGY PORTFOLIO (CLASS B) - emphasizes growth of capital and invests for capital appreciation, and only incidentally for current income.

FIDELITY VIP EQUITY-INCOME PORTFOLIO (SERVICE CLASS 2) - seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP GROWTH PORTFOLIO (SERVICE CLASS 2) - seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

FIDELITY VIP II CONTRAFUND(R) PORTFOLIO (SERVICE CLASS 2) -- seeks long-term capital appreciation. The Portfolio invests primarily in common stocks of domestic and foreign issuers whose value is not fully recognized by the public. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III MID CAP PORTFOLIO (SERVICE CLASS 2) - seeks long-term growth of capital. The Portfolio invests primarily in common stocks of domestic and foreign issuers with medium market capitalizations. The Portfolio may invest in either growth stocks or value stocks or both.

FIDELITY VIP III VALUE STRATEGIES PORTFOLIO (SERVICE CLASS 2) - seeks capital appreciation.

FT VIP FRANKLIN LARGE CAP GROWTH SECURITIES FUND (CLASS 2) - seeks capital appreciation.

FT VIP FRANKLIN SMALL CAP FUND (CLASS 2) - seeks long-term capital growth. The fund invests primarily in equity securities of U.S. small cap companies with market cape values of less than $1.5 billion or similar in size to those in the Russell 2000 Index, at the time of purchase.

FT VIP FRANKLIN SMALL CAP VALUE SECURITIES PORTFOLIO (CLASS 2) - seeks long-term total return. Income, while not a goal, is a secondary consideration (formerly known as FT VIP Franklin Value Securities Fund).

FT VIP MUTUAL SHARES SECURITIES FUND (CLASS 2) - seeks capital appreciation. Its secondary goal is income. The fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

FT VIP TEMPLETON FOREIGN SECURITIES FUND (CLASS 2) - seeks long-term capital growth. The fund invests primarily in an international portfolio of common stocks (formerly known as FT VIP Templeton Foreign International Securities
Fund).

MFS(R) MID CAP GROWTH SERIES (SERVICE CLASS) - seeks long-term growth of capital.

MFS(R) NEW DISCOVERY SERIES (SERVICE CLASS) -seeks capital appreciation.

MFS(R) TOTAL RETURN SERIES (SERVICE CLASS) -seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

MFS(R) UTILITIES SERIES (SERVICE CLASS) -seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

OPPENHEIMER CAPITAL APPRECIATION FUND/VA (CLASS B) - seeks capital appreciation to makes your investment grow.

OPPENHEIMER GLOBAL SECURITIES FUND/VA (CLASS B) - seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

OPPENHEIMER HIGH INCOME FUND/VA (CLASS B) - seeks a high level of current income.

OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA (CLASS B) - seeks high total return, which includes growth in the value of its shares as well as current income, from equity and debt securities.

OPPENHEIMER MULTIPLE STRATEGIES FUND/VA (CLASS B) - seeks a total investment return, which includes current income and capital appreciation in the value of its shares.

If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Underlying Fund in which it invests, you will be notified of the change. If you have Contract Value in that Sub-Account, the Company will transfer it without charge on written request within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or (2) your receipt of the notice of the right to transfer. You may then change the percentages of your premium and deduction allocations.

                                  THE CONTRACT

MARKET TIMERS

The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Fund. These and similar activities may adversely affect an Underlying Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not purchase the Contracts.

In order to prevent "market timing" activities that may harm or disadvantage other Contract Owners, the Company may (a) reject or restrict any specific purchase and transfer requests and (b) impose specific limitations with respect to market timers, including restricting transfers by market timers to certain Underlying Funds. In addition, some of the Underlying Funds have reserved the right to temporarily or permanently refuse purchase or transfer requests from the Company if, in the judgment of the Underlying Fund's investment adviser, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, the Company may not be in a position to effect certain transfers requested by market timers and may refuse such transfer requests without prior notice. The Company reserves the right to impose, without prior notice, restrictions on transfers that it determines, in its sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners.

APPLYING FOR A CONTRACT

Individuals wishing to purchase a Contract must complete an application and submit it to an authorized representative or to the Company at its Principal Office. We offer Contracts to applicants 89 years old and under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Contract Owner makes the initial payment with the application, we will provide fixed conditional insurance during underwriting. The conditional insurance will be based upon Death Benefit Factors shown in the Conditional Insurance Agreement, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application or, if required, the completed medical exam. If death is by suicide, we will return only the payment made.

If you made the initial payment before the date of Issuance and Acceptance, we will allocate the payment to our Fixed Account within two business days of receipt of the payment at our Principal Office. IF WE ARE UNABLE TO ISSUE THE CONTRACT, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued and accepted, we will allocate your Contract Value on Issuance and Acceptance according to your instructions. However, if your Contract provides for a full refund of payments under its "Right to Cancel" provision as required in your state (see THE CONTRACT -- "Free Look Period," below), we will initially allocate your Sub-Account investments to the AIT Money Market Fund. We will reallocate all amounts according to your investment choices no later than the expiration of the right to cancel period.

If your initial payment is equal to the amount of the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit Rider at no additional cost. If the guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated. See THE CONTRACT - "Death Benefit" - "Guaranteed Death Benefit Rider," below.

FREE LOOK PERIOD

The Contract provides for a free look period under the "Right to Cancel" provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract. If you exercise your right to cancel, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank.

Where required by state law, the refund will be your entire payment. In other states, the refund will equal the sum of:

     -    Amounts allocated to the Fixed Account, PLUS

     -    The Contract Value in the Variable Account, PLUS

     -    All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue, you can convert your Contract into a fixed Contract by transferring all Contract Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the Valuation Period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

The Contracts are designed for a large single payment to be paid by the Contract Owner on or before the Date of Issue. The minimum initial payment is $10,000. The initial payment is used to determine the Face Amount. The Face Amount will be determined by treating the payment as equal to 100% of the Guideline Single Premium. You may indicate the desired Face Amount on the application. If the Face Amount specified exceeds 100% of the Guideline Single Premium for the payment amount, the application will be amended and a Contract with a higher Face Amount will be issued.

If the Face Amount specified is less than 80% of the Guideline Single Premium for the payment amount, the application will be amended and a Contract with a lower Face Amount will be issued. The Contract Owner must agree to any amendment to the application.

Under our underwriting rules, the Face Amount must be based on 100% of the Guideline Single Premium to be eligible for simplified underwriting.

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. Any additional payment, after the initial payment, is credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

The Contract limits the ability to make additional payments. However, no additional payment may be less than $1,000 without our consent. Any additional payment(s) may not cause total payments to exceed the maximum payment on the specifications page of your Contract

Total payments may not exceed the current maximum payment limits under federal tax law. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of a payment that is greater than that amount. However, we will accept a payment needed to prevent Contract lapse during a Contract year. See CONTRACT TERMINATION AND REINSTATEMENT.

ALLOCATION OF PAYMENTS

In the application for your Contract, you decide the initial allocation of the payment among the Sub-Accounts and the Fixed Account. You may allocate the payment to one or more of the Sub-Accounts and/or the Fixed Account. The minimum amount that you may allocate to a Sub-Account is 1.00% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of any future payment by Written Request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Contract Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Review your allocations of Contract Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

At any time prior to the election of a Payment Option, subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.)

We will make transfers at your Written Request or telephone request, as described in THE CONTRACT -- "Allocation of Payments." Transfers are effected at the value next computed after receipt of the transfer order.

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year.

Transfers to and from the Fixed Account are currently permitted only if:

     - There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

     - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or

          25% of the Contract Value under the Contract.

DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION
You may have automatic transfers of at least $100 made on a periodic basis:

     - From the Fixed Account or the Sub-Accounts which invests in the AIT Money Market Fund and AIT Select Investment Grade Income Fund to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

     - To reallocate Contract Value among the Fixed Accounts and Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made every one, three, six or twelve months. Generally, all transfers will be processed on the 15th of each scheduled month. If the 15th is not a business day, however, or is the Monthly Processing Date, the automatic transfer will be processed on the next business day. The Dollar-Cost Averaging Option and the Automatic Account Rebalancing Option may not be in effect at the same time. The Fixed Account is not included in Automatic Account Rebalancing.

If the Contract Value in the Sub-Account from which the automatic transfer is to be made is reduced to zero, the automatic transfer option will terminate. The Contract Owner must reapply for any future automatic transfers.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

ASSET ALLOCATION MODEL REALLOCATIONS
If a Contract Owner elects to follow an asset allocation strategy, the Contract Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties who provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocations recommendations made by such third parties, and is not responsible for the investment allocations and transfers transacted on the Contract Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

TRANSFER PRIVILEGES SUBJECT TO POSSIBLE LIMITS
All of the transfer privileges described above are subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

     -    Minimum or maximum amount that may be transferred,

     - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account,

     -    Minimum period between transfers, and

     -    Maximum number of transfers in a period.

DEATH BENEFIT (WITHOUT GUARANTEED DEATH BENEFIT RIDER)

If the Contract is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. For Second-to-Die Contracts, the Net Death Benefit is payable on the death of the last surviving Insured. There is no Death Benefit payable on the death of the first Insured to die. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER CONTRACT PROVISIONS -- "Delay of Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract Owner. See APPENDIX B -- PAYMENT OPTIONS.

The Death Benefit is the GREATER of the:

     -    Face Amount OR

     -    Minimum Sum Insured.

Before the Final Payment Date the Net Death Benefit is:

     -    The Death Benefit, MINUS

     - Any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, the Net Death benefit is:

     -    The Contract Value, MINUS

     -    Any Outstanding Loan.

GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL STATES)

If at the time of issue the Contract Owner has made payments equal to 100% of the Guideline Single Premium, a Guaranteed Death Benefit Rider will be added to the Contract at no additional charge. If this Rider is in effect, the Company:

     - Guarantees that the Policy will not lapse regardless of the investment performance of the Variable Account (excluding loan foreclosure); and

     -    Provides a guaranteed Net Death Benefit after the Final Payment Date.

Certain transactions, including certain policy loans, partial withdrawals, underwriting reclassifications, change in face amount, and changes in Death Benefit Options, can result in the termination of the Rider. IF THIS RIDER IS TERMINATED, IT CANNOT BE REINSTATED.

GUARANTEED DEATH BENEFIT
The Death Benefit before the Final Payment Date will be the greater of the Face Amount as of the date of death OR the Minimum Sum Insured. Before the Final Payment Date the Net Death Benefit is:

     -    The Death Benefit, MINUS

     - Any Outstanding Loan on the Insured's death rider, charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated, as described below. The guaranteed Net Death Benefit will be:

     - The GREATER of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company, REDUCED

     - By the Outstanding Loan, if any, through the Contract month in which the Insured dies.

TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER
The Guaranteed Death Benefit Rider will terminate (AND MAY NOT BE REINSTATED) on the first to occur of the following:

     -    Foreclosure of an Outstanding Loan, if any; or

     - Any Contract change that results in a negative guideline level premium; or

     - A request for a partial withdrawal or preferred loan after the Final Payment Date; or

     -    Upon the Contract Owner's written request.

GUIDELINE MINIMUM SUM INSURED -- The Guideline Minimum Sum Insured is a percentage of the Contract Value as set forth in APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE. The Guideline Minimum Sum Insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance Contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary. The Guideline Minimum Sum Insured under this Contract meets or exceeds the IRS Guideline Minimum Sum Insured.

ILLUSTRATION -- In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

A Contract with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Contract Value, if the Contract Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Contract Value above $40,000 will increase the Death Benefit by $2.50. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $125,000 ($50,000 X 2.50); Contract Value of $60,000 will produce a guideline minimum sum insured of $150,000 ($60,000 X 2.50); and Contract Value of $75,000 will produce a guideline minimum sum insured of $187,500 ($75,000 X 2.50).

Similarly, if Contract Value exceeds $40,000, each dollar taken out of Contract Value will reduce the Death Benefit by $2.50. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Contract Value exceeded $54,055 (rather than $40,000), and each dollar then added to or taken from Contract Value would change the Death Benefit by $1.85.

CONTRACT VALUE

The Contract Value is the total value of your Contract. It is the SUM of:

     -    Your accumulation in the Fixed Account, PLUS

     -    The value of your Units in the Sub-Accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

     -    Amount of your payment(s);

     -    Interest credited in the Fixed Account;

     -    Investment performance of the Funds you select;

     -    Partial withdrawals;

     -    Loans, loan repayments and loan interest paid or credited; and

     -    Charges and deductions under the Contract.

COMPUTING CONTRACT VALUE-- We compute the Contract Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Contract Value is:

     - Your payment plus any interest earned during the underwriting period it was allocated to the Fixed Account (see THE CONTRACT -- "Applying for a Contract"), MINUS

     -    The Monthly Deductions due.

On each Valuation Date after the Date of Issue, the Contract Value is the SUM of:

     -    Accumulations in the Fixed Account, PLUS

     -    The SUM of the PRODUCTS of:

          -    The number of Units in each Sub-Account, TIMES

          -    The value of a Unit in each Sub-Account on the Valuation Date.

THE UNIT -- We allocate each payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Contract is the QUOTIENT of:

     -    That part of the payment allocated to the Sub-Account, DIVIDED by

     - The dollar value of a Unit on the Valuation Date the payment is received at our Principal Office.

The number of Units will remain fixed unless changed by a split of Unit value, transfer, loan, partial withdrawal or surrender. Also, Monthly Deductions taken from a Sub-Account will result in cancellation of Units equal in value to the amount deducted.

The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

The value of a Unit on any Valuation Date is the PRODUCT of:

     -    The dollar value of the Unit on the preceding Valuation Date, TIMES

     -    The Net Investment Factor.

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

     - The net asset value per share of a Fund held in the Sub-Account determined at the end of the current Valuation Period, PLUS

     - The per share amount of any dividend or capital gain distributions made by the Fund on shares in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period, DIVIDED BY

     - The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period, MINUS

     - The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

The net investment factor may be greater or less than one.

PAYMENT OPTIONS

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See APPENDIX B -- PAYMENT OPTIONS. These payment options also are available at the Final Payment Date or if the Contract is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Contract by rider, as described in APPENDIX B - OPTIONAL INSURANCE BENEFITS.

SURRENDER

You may surrender the Contract and receive its Surrender Value. The Surrender Value is:

     -    The Contract Value, MINUS

     -    Any Outstanding Loan and surrender charges.

We will compute the Surrender Value on the Valuation Date on which we receive the Contract with a Written Request for surrender. We will deduct a surrender charge if you surrender the Contract within 10 full Contract years of the Date of Issue. See CHARGES AND DEDUCTIONS -- "Surrender Charge."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See APPENDIX B -- PAYMENT OPTIONS. We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

For important tax consequences of a surrender, see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

You may withdraw part of the Contract Value of your Contract on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-rata Allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $10,000. The Face Amount is reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a Sub-Account, we will cancel the number of Units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal transaction fee and any applicable surrender fee. See CHARGES AND DEDUCTIONS -- "Surrender Charge." We will normally pay the partial withdrawal within seven days following our receipt of the written request. We may delay payment as described in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

The Company may waive or reduce the premium tax charge, administrative charges, surrender charge, or 5% partial withdrawal charge, and will not pay commissions on Contracts, where the Insured is within the following class of individuals:

         All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); all directors of First Allmerica and its affiliates and subsidiaries; all retired employees of First Allmerica and its affiliates and subsidiaries eligible under First Allmerica Companies' Pension Plan or any successor plan; all General Agents, agents and field staff of First Allmerica; and all spouses, children, siblings, parents and grandparents of any individuals identified above, who reside in the same household.

MONTHLY DEDUCTIONS

On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account in the ratio that the Contract Value in the Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. If the Contract Value is not sufficient to cover the Monthly Deduction which is due, the Contract may lapse. (See CONTRACT TERMINATION AND REINSTATEMENT.) The Monthly Deduction is comprised of the following charges:

- MAINTENANCE FEE: The Company will make a deduction of $5.00 from any Contract with less than $25,000 in Contract Value to cover charges and expenses incurred in connection with the Contract. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

- ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.25% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- MONTHLY INSURANCE PROTECTION CHARGE: Immediately after the Contract is issued, the Death Benefit will be greater than the payment. While the Contract is in force, prior to the Final Payment Date, the Death Benefit will generally be greater than the Contract Value. To enable us to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Tobacco User or Non-Tobacco User (Mortality Table B for unisex Contracts and Mortality Table D for Second-to-Die Contracts) and the Insured's sex and Age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insureds of the same Age, sex and Underwriting Class whose Contracts have been in force for the same period.

     The Underwriting Class of an Insured will affect the insurance protection rate. We currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of

     18 at the Date of Issue in a standard or non-standard Underwriting Class. We will then classify the Insured as a non-tobacco user.

- DISTRIBUTION EXPENSE: During the first ten Contract years, we make a monthly deduction to compensate for a portion of the sales expenses which are incurred by us with respect to the Contracts. This charge is equal to an annual rate of 1.15% of the Contract Value.

- FEDERAL AND STATE PAYMENT TAX CHARGE: During the first Contract year, we make a monthly deduction to partially compensate the Company for the increase in federal tax liability from the application of Section 848 of the Internal Revenue Code and to offset a portion of the average premium tax the Company is expected to pay to various state and local jurisdictions. This charge is equal to an annual rate of 1.75% of the Contract Value. Premium taxes vary from state to state, ranging from zero to 5%. The deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction, and is made whether or not any premium tax applies. The Company does not intend to profit from the premium tax portion of this charge.

DAILY DEDUCTIONS

We assess each Sub-Account with a charge for mortality and expense risks we assume. Fund expenses are also reflected in the value of the units of the Variable Account.

- MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts.

     The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the maintenance fee and administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

- FUND EXPENSES: The value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of the Funds contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

SURRENDER CHARGE

A contingent surrender charge is deducted from Contract Value in the case of surrender and/or a partial withdrawal for up to 10 years from Date of Issue of the Contract. The payments you make for the Contract are the maximum amount subject to a surrender charge. Certain withdrawals may be made without surrender charges, but any part of a withdrawal that is assessed a surrender charge reduces the remaining payments that will be subject to a surrender charge in the future.

In any Contract year, you may withdraw, without a surrender charge, up to:

     -    10% of the Contract Value at the time of the withdrawal, MINUS

     - The total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal.")

The 10% Free Withdrawal amount applies to both partial withdrawals and a full surrender of the Contract.

We will apply a surrender charge only to the amount by which your requested withdrawal exceeds the remaining 10% Free Withdrawal amount for that Contract year. This excess withdrawal amount, which is subject to a surrender charge based on the table below, reduces the remaining amount of your payments that will be subject to a surrender charge in the future. If the amount of the remaining payments that are subject to a surrender charge is reduced to zero, we will no longer assess a surrender charge, even if the surrender or partial withdrawal is within 10 years of the Contract's Date of Issue. During the first Contract year, the surrender charge could be as much as 10% of your purchase payments. See the EXAMPLES, below.

The surrender charge applicable to the excess withdrawal amount will depend upon the number of years that the Contract has been in force, based on the following schedule:

 Contract Year*   1        2        3       4        5        6        7        8       9        10+
 Surrender Charge 10.00%   9.25%    8.50%   7.75%    7.00%    6.25%    4.75%    3.25%   1.50%    0%

* For a Contract that lapses and reinstates, see CONTRACT TERMINATION AND REINSTATEMENT.

The amount withdrawn from Contract Value equals the amount you request plus the contingent surrender charge and the partial withdrawal transaction fee (described below).

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if you withdraw only 8% of Contract Value in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

PARTIAL WITHDRAWAL TRANSACTION FEE
For each partial withdrawal (including a Free 10% Withdrawal), we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the partial withdrawal. The transaction fee applies to all partial withdrawals, including a Withdrawal without a surrender charge (described below).

EXAMPLES
In each example below, it is assumed that you have not taken any loans from the Contract.

EXAMPLE 1. Assume that you made an initial payment of $100,000 to the Contract, and that the Contract Value is $120,000 when you request a full surrender of the Contract eight months later. The amount of the Free 10% Withdrawal is $12,000 (10% of Contract Value). The amount of the Contract Value that is subject to a surrender charge is $108,000 (the $120,000 Contract Value minus the Free 10% Withdrawal of $12,000). However, the amount of the surrender charge is capped at $10,000 (the first year surrender charge of 10% times your $100,000 payment to the Contract). The Surrender Value is $110,000 (the Contract Value of $120,000 minus the surrender charge of $10,000).

EXAMPLE 2. Assume that you made an initial payment of $100,000 for the Contract, and that you request a partial withdrawal of $15,000 at the beginning of the fifth Contract year when the Contract Value is $130,000. The amount of the Free 10% Withdrawal is $13,000 (10% of the Contract Value). The amount of the partial withdrawal that is subject to a surrender charge is $2,000 (the $15,000 you requested minus the Free 10% Withdrawal of $13,000). The amount of the surrender charge is $140 ($2,000 times the 7.00% surrender charge applicable in the fifth Contract year). The remaining Contract Value is $114,835 (the $130,000 Contract Value at the time of the withdrawal minus the $15,000 you requested, the $140 surrender charge, and the $25 partial withdrawal transaction fee). The amount of the Contract Value that is subject to a surrender charge is $98,000 (your $100,000 initial payment minus the $2,000 that was subject to the surrender charge).

Assume that, later in the same year, your Contract Value has grown to $150,000 and you make a request for a partial withdrawal of $10,000. The amount of the Free 10% Withdrawal is $2,000 (the $15,000 that is 10% of Contract Value at the time of withdrawal minus the prior Free 10% Withdrawal in that year of $13,000). The amount of the withdrawal that is subject to a surrender charge is $8,000 (the $10,000 you requested minus the current Free 10% Withdrawal of $2,000). The amount of the surrender charge is $560 ($8,000 times the 7.00% surrender charge applicable in the fifth Contract year). The remaining Contract Value is $139,415 (the $150,000 Contract Value at the time of the withdrawal minus the $10,000 you requested, the $560 surrender charge, and the $25 partial withdrawal transaction fee). The amount of the Contract Value that is subject to a surrender charge is now $90,000 (the $98,000 of the initial payment that was still subject to a surrender charge after the first withdrawal minus the $8,000 that is subject to the surrender charge at the second withdrawal).

TRANSFER CHARGES

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge in that Contract year or in later Contract years. However, if you change your instructions for automatic transfers, the first automatic transfer thereafter will count as one transfer.

Each of the following transfers of Contract Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Contract year:

     -    A conversion within the first 24 months from Date of Issue;

     -    A transfer to the Fixed Account to secure a loan; and

     -    A transfer from the Fixed Account as a result of a loan repayment.

                                 CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the Loan Value. The Loan Value is 90% of the Surrender Value.

The minimum loan amount is $1,000. The maximum loan is the Loan Value minus any Outstanding Loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Policy value equal to the outstanding loan will earn monthly interest in the fixed account at an annual rate of at least 4.0% (5.5% for preferred loans). NO OTHER INTEREST WILL BE CREDITED.

PREFERRED LOAN OPTION

Any portion of the Outstanding Loan that represents earnings in this Contract may be treated as a preferred loan. You may change a preferred loan to a non-preferred loan at any time upon written request.

There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Contract. Consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS).

LOAN INTEREST CHARGED

The Company charges interest on loans at an annual rate that is guaranteed not to exceed 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest accrues daily. Interest not paid when due will be added to the Outstanding Loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Contract lapse. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Contract Value previously transferred from the Variable Account to secure the outstanding loan.

If the Outstanding Loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See CONTRACT TERMINATION AND REINSTATEMENT.

EFFECT OF CONTRACT LOANS

Contract loans will permanently affect the Contract Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan. We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

                     CONTRACT TERMINATION AND REINSTATEMENT

TERMINATION

Unless the Guaranteed Death Benefit Rider is in effect, the Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. You will then have a grace period of 62 days, measured from the date of default, to make a payment sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the payment due and the date by which it must be paid. Failure to make a sufficient payment within the grace period will result in the Contract terminating without value. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any overdue charges.

REINSTATEMENT

A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date you submit to us:

     -    Written application for reinstatement;

     - Evidence of Insurability showing that the Insured is insurable according to our current underwriting rules;

     - A payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period;

     - A payment that is large enough to keep the Contract in force for three months; and

     - A payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated. The Guaranteed Death Benefit Rider may not be reinstated.

SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the Contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default.

CONTRACT VALUE ON REINSTATEMENT -- The Contract Value on the date of reinstatement is:

     - The payment made to reinstate the Contract and interest earned from the date the payment was received at our Principal Office, PLUS

     - The Contract Value less any Outstanding Loan on the date of default, MINUS

     -    The Monthly Deductions due on the date of reinstatement.

You may reinstate any Outstanding Loan.

                            OTHER CONTRACT PROVISIONS

CONTRACT OWNER

The Contract Owner named on the specifications page of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable Beneficiary.

BENEFICIARY

The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the Beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionally, unless the Contract Owner has requested otherwise.

ASSIGNMENT

You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING CONTRACT PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE THE CONTRACT

We cannot challenge the validity of your Contract if the Insured was alive after the Contract had been in force for two years from the Date of Issue.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide within two years from the Date of Issue. Instead, we will pay the Beneficiary all payments made for the Contract, without interest, less any Outstanding Loan and partial withdrawals.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is not correctly stated in the Contract application, we will adjust the Death Benefit and the Face Amount under the Contract to reflect the correct Age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct Age or sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Contract, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS

We may delay paying any amounts derived from a payment you made by check until the check has cleared your bank. Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Contract loans and transfers may be postponed whenever:

     - The New York Stock Exchange is closed other than customary weekend and holiday closings;

     -    The SEC restricts trading on the New York Stock Exchange; or

     - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes with respect to the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE CONTRACTS

We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the total amount of premiums and on the relationship of the Contract Value to the Death Benefit. So long as the Contracts are life insurance contracts, the Net Death Benefit of the Contract is excludable from the gross income of the Beneficiary. Also, any increase in Contract Value is not taxable until received by you or your designee. Although the Company believes the Contracts are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to a last survivorship life insurance contract is not directly addressed by Section 7702. In absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a Contract will meet the Section 7702 definition of a life insurance Contract. This is true particularly if the Contract Owner pays the full amount of payments permitted under the Contract. A Contract Owner contemplating the payment of such amounts should do so only after consulting a tax advisor. If a Contract were determined not to be a life insurance contract under Section 7702, it would not have most of the tax advantages normally provided by a life insurance contract.

MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay test" of Section 7702A. The seven-pay test provides that payments cannot be paid at a rate more rapidly than allowed by the payment of seven annual payments using specified computational rules provided in
Section 7702A. If the Contract is considered a modified endowment contract, distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. A 10% additional tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

     -    Made after the taxpayer becomes disabled;

     -    Made after the taxpayer attains age 59 1/2; OR

     - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

The Company has designed this Contract to meet the definition of a modified endowment contract.

Any contract received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of (1) a life insurance contract entered into before June 21, 1988 or (2) a life insurance contract that is not itself a modified endowment contract, will not cause the new Contract to be treated as a modified endowment contract if no additional payments are paid and there is no increase in the death benefit as a result of the exchange.

All modified endowment contracts issued by the same insurance company to the same Contract Owner during any calendar period will be treated as a single modified endowment contract in computing taxable distributions.

CONTRACT LOANS

Consumer interest paid on Contract loans under an individually owned Contract is not tax deductible. A business may deduct interest on loans up to $50,000 subject to a prescribed maximum amount, provided that the Insured is a "key person" of that business. The Code defines "key person" to mean an officer or a 20% owner.

You may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Contract.

DIVERSIFICATION

Federal tax law requires that the investment of each Sub-Account funding the Contracts be adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Funds, we believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being considered the owner of the assets of the Variable Account.

                                  VOTING RIGHTS

Where the law requires, we will vote Fund shares that each Sub-Account holds according to instructions received from Contract Owners with Contract Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Contracts, we reserve the right to do so.

We will provide each person having a voting interest in a Fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the Fund. This number is the quotient of:

     -    Each Contract Owner's Contract Value in the Sub-Account; divided by

     - The net asset value of one share in the Fund in which the assets of the Sub-Account are invested.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, we may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY                       PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
Bruce C. Anderson                                     Director (since 1996) and Vice President (since 1984) of First Allmerica
  Director and Vice President

Warren E. Barnes                                      Vice President (since 1996) and Corporate Controller (since 1998) of First
  Vice President and Corporate                        Allmerica
  Controller

Mark R. Colborn                                       Director (since 2000) and Vice President (since 1992) of First Allmerica
  Director and Vice President

Charles F. Cronin                                     Secretary and Counsel (since 2000) of First Allmerica; Counsel (since 1996)
  Secretary                                           of First Allmerica; Attorney (1991-1996) of Nutter, McClennen & Fish

J. Kendall Huber                                      Director, Vice President and General Counsel (since 2000) of First Allmerica;
  Director, Vice President and                        Vice President (1999) of Promos Hotel Corporation; Vice President and Deputy
  General Counsel                                     General Counsel (1998-1999) of Legg Mason, Inc.; Vice President and Deputy
                                                      General Counsel (1995-1998) of USF&G Corporation

Mark A. Hug                                           Director (since 2001) and Vice President (since 2000) of First Allmerica;
  Director, President and                             Senior Vice President of Life and Annuity Products (2001) for The Equitable
  Chief Executive Officer                             Life Assurance Society

John P. Kavanaugh                                     Director and Chief Investment Officer (since 1996) and Vice President (since
  Director, Vice President and                        1991) of First Allmerica; Director (since 1996) and President (since 1995) of
  Chief Investment Officer                            Allmerica Asset Management, Inc.

Mark C. McGivney                                      Vice President (since 1997) and Treasurer (since 2000) of First Allmerica;
  Treasurer                                           Associate, Investment Banking (1996-1997) of

                                       40

                                                      Merrill Lynch & Co.

John F. O'Brien                                       Director, President and Chief Executive Officer (since 1989) of First
  Director and Chairman of the Board                  Allmerica

Edward J. Parry, III                                  Director and Chief Financial Officer (since 1996), Vice President (since 1993)
  Director, Vice President and                        and Treasurer (1993-2000) of First Allmerica
  Chief Financial Officer

Richard M. Reilly                                     Director (since 1996); Vice President (1990-2001) and Senior Vice President
Director                                              (since 2001) of First Allmerica; Director (since 1990), President and Chief
                                                      Executive Officer (1995- 2001) of Allmerica Financial Life Insurance and
                                                      Annuity Company; Director and President (since 1998) of Allmerica Financial
                                                      Investment Management Services, Inc.

Robert P. Restrepo, Jr.                               Director and Vice President (since 1998) of First Allmerica; Chief Executive
Director                                              Officer (1996 to 1998) of Travelers Property & Casualty; Senior Vice President
                                                      (1993 to 1996) of Aetna Life & Casualty Company

Gregory D. Tranter                                    Director and Vice President (since 2000) of First Allmerica; Vice President
Director and Vice President                           (1996-1998) of Travelers Property &  Casualty; Director of Geico Team
                                                      (1983-1996) of Aetna Life & Casualty

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly-owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Contracts. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

The Company pays commissions not to exceed 10% of the payment to broker-dealers which sell the Contracts. Alternative commission schedules are available with lower initial commission amounts, plus ongoing annual compensation of up to 1.00% of Contract Value. To the extent permitted by NASD rules, overrides and promotional incentives or payments may also be provided to General Agents, independent marketing organizations, and broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through a combination of the contingent surrender charge, distribution expense charge and investment earnings on amounts allocated under the Contracts to the Fixed Account in excess of the interest credited on amounts in the Fixed Account. Commissions paid on the Contracts, including other incentives or payments, are not charged to Contract Owners or to the Separate Account.

                                     REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Contract, including:

     -    Payments;

     -    Transfers among Sub-Accounts and the Fixed Account;

     -    Partial withdrawals;

     -    Increases in loan amount or loan repayments;

     -    Lapse or termination for any reason; and

     -    Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the Death Benefit, Contract Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Contract loans. The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement. We will send you reports containing financial statements and other information for the Variable Account and the Funds as the 1940 Act requires.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and Allmerica Investments Inc. are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

     -    The shares of the Fund are no longer available for investment; or

     - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a Sub-Account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

Shares of the Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the Funds may also be issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. The Company and the Funds do not believe that mixed funding is currently disadvantageous to either variable life insurance contract owners or variable annuity contract owners. The Company will monitor events to identify any material conflicts among contract owners because of mixed funding. If the Company concludes that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

     -    Operated as a management company under the 1940 Act;

     -    Deregistered under the 1940 Act if registration is no longer required;
          or

     -    Combined with other Sub-Accounts or our other separate accounts.

                               FURTHER INFORMATION

We have filed a registration statement under the Securities Act of 1933 ("1933 Act") for this offering with the SEC. Under SEC rules and regulations, we have omitted from this Prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This Prospectus serves as a disclosure document only for the aspects of the Contract relating to the Variable Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

GENERAL DESCRIPTION

You may allocate part or all of your payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. We will credit amounts allocated to the Fixed Account with interest at an effective annual yield of at least 4.0%, compounded daily. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as a payment or a transfer, to the next Contract anniversary.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Contract loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

TRANSFERS, SURRENDERS, AND PARTIAL WITHDRAWALS

If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or partial withdrawal charge may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/first out basis. This means that the last payments allocated to Fixed Account will be withdrawn first.

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

                             INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

Financial Statements for the Company are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                       GUIDELINE MINIMUM SUM INSURED TABLE

The Guideline Minimum Sum Insured is a percentage of the Contract Value. The factors for the Guideline Minimum Sum Insured will meet or exceed the requirements under federal tax regulations, as set forth in the table below. The Guideline Minimum Sum Insured factors applicable to your contract are set forth in its specifications pages.

                          GUIDELINE MINIMUM SUM INSURED

                  AGE OF INSURED                PERCENTAGE OF
                 ON DATE OF DEATH               CONTRACT VALUE
                 ----------------               --------------

                     40 and under                    250%
                         41                          245%
                         42                          240%
                         43                          235%
                         44                          220%
                         45                          215%
                         46                          209%
                         47                          203%
                         48                          197%
                         49                          191%
                         50                          185%
                         51                          178%
                         52                          171%
                         53                          164%
                         54                          157%
                         55                          150%
                         56                          146%
                         57                          142%
                         58                          138%
                         59                          134%
                         60                          130%
                         61                          128%
                         62                          126%
                         63                          124%
                         64                          122%
                         65                          120%
                         70                          115%
                         71                          113%
                         72                          111%
                         73                          109%
                         74                          107%
                       75-90                         105%
                         91                          104%
                         92                          103%
                         93                          102%
                         94                          101%
                    95 and above                     100%

                    APPENDIX B - OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider. For more information, contact your representative. Certain riders may not be available in all states.

OPTION TO ACCELERATE BENEFITS (LIVING BENEFITS) RIDER

     This rider allows part of the Contract proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

LIFE INSURANCE 1035 EXCHANGE RIDER

     This rider provides preferred loan rates to: (a) any outstanding loan carried over from an exchanged policy, the proceeds of which are applied to purchase the Contract; and (b) a percentage of the gain under the exchanged policy, less the outstanding policy loans carried over to the Contract, as of the date of exchange.

GUARANTEED DEATH BENEFIT RIDER

     This rider provides a guaranteed Net Death Benefit which is the greater of
     (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company, reduced by any Outstanding Loan through the Contract month in which the Insured dies. If the Contract Owner pays an initial payment equal to the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit Rider at no additional charge. The rider may terminate under certain circumstances.

                          APPENDIX C -- PAYMENT OPTIONS

PAYMENT OPTIONS -- On Written Request, the Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the Beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Variable Account. The amounts payable under these options, for each $1,000 applied, will be:

     (a) the rate per $1,000 of benefit based on our non-guaranteed current benefit option rates for this class of Contracts, or

     (b) the rate in your Contract for the applicable benefit option, whichever is greater.

If you choose a benefit option, the Beneficiary may, when filing a proof of claim, pay us any amount that otherwise would be deducted from the proceeds.

OPTION A: BENEFITS FOR A SPECIFIED NUMBER OF YEARS -- We will make equal payments for any selected number of years up to 30 years. These payments may be made annually, semi-annually, quarterly or monthly, whichever you choose.

OPTION B: LIFETIME MONTHLY BENEFIT -- Benefits are based on the age of the person who receives the money (called the payee) on the date the first payment will be made. You may choose one of the three following options to specify when benefits will cease:

     -    when the payee dies with no further benefits due (Life Annuity);

     - when the payee dies but not before the total benefit payments made by us equals the amount applied under this option (Life Annuity with Installment Refund); or

     - when the payee dies but not before 10 years have elapsed from the date of the first payment (Life Annuity with payments Guaranteed for 10 years).

OPTION C: INTEREST BENEFITS -- We will pay interest at a rate we determine each year. It will not be less than 3% per year. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. These benefits will stop when the amount left has been withdrawn. If the payee dies, any unpaid balance plus accrued interest will be paid in a lump sum.

OPTION D: BENEFITS FOR A SPECIFIED AMOUNT -- Interest will be credited to the unpaid balance and we will make payments until the unpaid balance is gone. We will credit interest at a rate we determine each year, but not less than 3%. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. The benefit level chosen must provide for an annual benefit of at least 8% of the amount applied.

OPTION E: LIFETIME MONTHLY BENEFITS FOR TWO PAYEES -- We will pay a benefit jointly to two payees during their joint lifetime. After one payee dies, the benefits to the survivor will be:

     -    the same as the original amount, or

     -    in an amount equal to 2/3 of the original amount.

Benefits are based on the payees' ages on the date the first payment is due. Benefits will end when the second payee dies.

SELECTION OF PAYMENT OPTIONS -- The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Contract Owner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit become payable. If you make no selection, the Beneficiary may select an option when the Net Death Benefit becomes payable.

- If the amount of the monthly benefit under Option B for the age of the payee is the same for different periods certain, the payee will be entitled to the longest period certain for the payee's age.

- You may give the Beneficiary the right to change from Option C or D to any other option at any time. If Option C or D is chosen by the payee when this Contract becomes a claim, the payee may reserve the right to change to any other option. The payee who elects to change options must be the payee under the option selected.

ADDITIONAL DEPOSITS -- An additional deposit may be added to any proceeds when they are applied under Option B and E. We reserve the right to limit the amount of any additional deposit. We may levy a charge of no more than 3% on any additional deposits.

RIGHTS AND LIMITATIONS -- A payee has no right to assign any amount payable under any option, nor to demand a lump sum benefit in place of any amount payable under Options B or E. A payee will have the right to receive a lump sum in place of installments under Option A. The payee must provide us with a Written Request to reserve this right. If the right to receive a lump sum is exercised, we will determine the lump sum benefit at the same interest rates used to calculate the installments. The amount left under Option C and any unpaid balance under Option D, may be withdrawn only as noted in the Written Request selecting the option.

A corporate or fiduciary payee may select only Option A, C or D, subject to our approval.

PAYMENT DATES -- The first payment under any option, except Option C, will be due on the date this Contract matures, by death or otherwise, unless another date is designated. Benefits under Option C begin at the end of the first benefit period.

The last payment under any option will be made as stated in the option's description. However, if a payee under Options B or E dies before the due date of the second monthly payment, the amount applied, minus the first monthly payment, will be paid in a lump sum or under any option other than Option E. This payment will be made to the surviving payee under Option E or the succeeding payee under Option B.

BENEFIT RATES -- The Benefit Option Tables in your Contract show benefit amounts for Option A, B and E. If you choose one of these options, either within five years of the date of surrender or the date the proceeds are otherwise payable, we will apply either the benefit rates listed in the Tables, or the rates we use on the date the proceeds are paid, whichever is more favorable. Benefits that begin more than five years after that date, or as a result of additional deposits, will be based on the rates we use on the date the first benefit is due.

          APPENDIX D -- ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which a Contract's Death Benefit and Contract Value could vary over an extended period.

ASSUMPTIONS

The tables illustrate the following Contracts: a Contract issued to a male, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Contract issued on a unisex basis to an Insured, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Second-to-Die Contract issued to a male, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount and a female, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount; and a Second-to-Die Contract issued on a unisex basis to two Insureds both age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount. The tables illustrate the guaranteed insurance protection rates and the current insurance protection rates as presently in effect. On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and Underwriting Class, and a specified payment.

The tables illustrate Contract Values based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 12 transfers have been made in any Contract year (so that no transaction or transfer charges have been incurred).

The tables assume that the initial payment is allocated to and remains in the Variable Account for the entire period shown. They are based on hypothetical gross investment rates of return for the Fund (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant gross annual rates of 0%, 6%, and 12%. The second column of the tables shows the amount that would accumulate if the initial payment was invested to earn interest (after taxes) at 5% compounded annually.

The Contract Values and Death Benefit would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the Sub-Accounts, if the rates of return averaged 0%, 6% or 12, but the rates of each Fund varied above and below the averages.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

DEDUCTIONS FOR CHARGES

The amounts shown for the Death Proceeds and Contract Values take into account the deduction from payment for the tax expense charge, the Monthly Deductions from Contract Value (including the administrative charge (equivalent to 0.20% on an annual basis), and the distribution charge (equivalent to 0.90% on an annual basis, for the first ten Contract years only), and the daily charge against the Variable Account for mortality and expense risks (0.90% on an annual basis). In both the Current Cost of Insurance Charges illustrations and Guaranteed Cost of Insurance Charges illustrations, the Variable Account charges currently are equivalent to an effective annual rate of 0.90% of the average daily value of the assets in the Variable Account.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses. These are assumed to be at an annual rate of x.xx% of the average daily net assets of the Underlying Funds, which is the approximate average of the expenses of the Underlying Funds in 2001. The actual fees and expenses of each Underlying Fund vary, and, in 2001, ranged from an annual rate of x.xx% to an annual rate of x.xx% of average daily net assets. The fees and expenses associated with the Contract may be more or less than x.xx% in the aggregate, depending upon how you make allocations of the Contract Value among the Sub-Accounts.

Through December 31, 2002, Allmerica Financial Investment Management Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.50% of average net assets for AIT Select International Equity Fund, 1.35% for AIT Select Aggressive Growth Fund and AIT Select Capital Appreciation Fund, 1.25% for AIT Select Value Opportunity Fund, 1.20% for AIT Select Growth Fund and AIT Select Strategic Growth Fund, 1.10% for AIT Select Growth and Income Fund, 1.00% for AIT Select Strategic Income Fund and AIT Select Investment Grade Income Fund, and 0.60% for AIT Money Market Fund and AIT Equity Index Fund. The total operating expenses of the funds were less than their respective expense limitations throughout 2000.

In addition, through December 31, 2002, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the AIT Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-advisor. Through December 31, 2001, the AIT Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds.

Additional Underlying Fund Expense Cap Information will be added when available.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

NET ANNUAL RATES OF INVESTMENT

Taking into account the Separate Account mortality and expense risk charge of 0.90%, and the assumed 0.95% charge for Underlying Fund advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.85%, 4.15% and 10.15%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and Contract Values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE AND UNDERWRITING CLASSIFICATION, AND THE REQUESTED FACE AMOUNT, SUM INSURED OPTION, AND RIDERS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $74,596

                        CURRENT COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT    VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------

   1            26,250
   2            27,563
   3            28,941
   4            30,388
   5            31,907
   6            33,502
   7            35,178
   8            36,936
   9            38,783
   10           40,722
   11           42,758
   12           44,896
   13           47,141
   14           49,498
   15           51,973
   16           54,572
   17           57,300
   18           60,165
   19           63,174
   20           66,332
 Age 60         31,907
 Age 65         40,722
 Age 70         51,973
 Age 75         66,332

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                 ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $74,596

                      GUARANTEED COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT*   VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------

   1             26,250
   2             27,563
   3             28,941
   4             30,388
   5             31,907
   6             33,502
   7             35,178
   8             36,936
   9             38,783
   10            40,722
   11            42,758
   12            44,896
   13            47,141
   14            49,498
   15            51,973
   16            54,572
   17            57,300
   18            60,165
   19            63,174
   20            66,332
 Age 60          31,907
 Age 65          40,722
 Age 70          51,973
 Age 75          66,332


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $76,948

                        CURRENT COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT    VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------
   1            26,250
   2            27,563
   3            28,941
   4            30,388
   5            31,907
   6            33,502
   7            35,178
   8            36,936
   9            38,783
   10           40,722
   11           42,758
   12           44,896
   13           47,141
   14           49,498
   15           51,973
   16           54,572
   17           57,300
   18           60,165
   19           63,174
   20           66,332
 Age 60         31,907
 Age 65         40,722
 Age 70         51,973
 Age 75         66,332

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                 ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $76,948

                      GUARANTEED COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT*   VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------
    1           26,250
    2           27,563
    3           28,941
    4           30,388
    5           31,907
    6           33,502
    7           35,178
    8           36,936
    9           38,783
    10          40,722
    11          42,758
    12          44,896
    13          47,141
    14          49,498
    15          51,973
    16          54,572
    17          57,300
    18          60,165
    19          63,174
    20          66,332
  Age 60        31,907
  Age 65        40,722
  Age 70        51,973
  Age 75        66,332


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                 ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 65
                                                         FEMALE NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $73,207

                        CURRENT COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT    VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------
   1          26,250
   2          27,563
   3          28,941
   4          30,388
   5          31,907
   6          33,502
   7          35,178
   8          36,936
   9          38,783
   10         40,722
   11         42,758
   12         44,896
   13         47,141
   14         49,498
   15         51,973
   16         54,572
   17         57,300
   18         60,165
   19         63,174
   20         66,332
 Age 70       31,907
 Age 75       40,722

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                 ALLMERICA SPL II

                                                           MALE NONSMOKER AGE 65
                                                         FEMALE NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $73,207

                      GUARANTEED COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT*   VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------
     1          26,250
     2          27,563
     3          28,941
     4          30,388
     5          31,907
     6          33,502
     7          35,178
     8          36,936
     9          38,783
    10          40,722
    11          42,758
    12          44,896
    13          47,141
    14          49,498
    15          51,973
    16          54,572
    17          57,300
    18          60,165
    19          63,174
    20          66,332
  Age 70        31,907
  Age 75        40,722


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 65
                                                         UNISEX NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $72,969

                        CURRENT COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT    VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------
     1         26,250
     2         27,563
     3         28,941
     4         30,388
     5         31,907
     6         33,502
     7         35,178
     8         36,936
     9         38,783
    10         40,722
    11         42,758
    12         44,896
    13         47,141
    14         49,498
    15         51,973
    16         54,572
    17         57,300
    18         60,165
    19         63,174
    20         66,332
  Age 70       31,907
  Age 75       40,722


THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                ALLMERICA SPL II

                                                         UNISEX NONSMOKER AGE 65
                                                         UNISEX NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $72,969

                      GUARANTEED COST OF INSURANCE CHARGES

                               HYPOTHETICAL 0%                 HYPOTHETICAL 6%                  HYPOTHETICAL 12%
              PREMIUMS     GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
              PAID PLUS    -----------------------         -----------------------          -----------------------
              INTEREST
 CONTRACT      AT 5%       SURRENDER   CONTRACT   DEATH   SURRENDER    CONTRACT    DEATH   SURRENDER   CONTRACT     DEATH
   YEAR       PER YEAR       VALUE      VALUE    BENEFIT    VALUE       VALUE     BENEFIT   VALUE       VALUE      BENEFIT
   ----       --------       -----      -----    -------    -----       -----     -------   -----       -----      -------
     1            26,250
     2            27,563
     3            28,941
     4            30,388
     5            31,907
     6            33,502
     7            35,178
     8            36,936
     9            38,783
    10            40,722
    11            42,758
    12            44,896
    13            47,141
    14            49,498
    15            51,973
    16            54,572
    17            57,300
    18            60,165
    19            63,174
    20            66,332
  Age 70          31,907
  Age 75          40,722

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD. VALUES WOULD BE DIFFERENT FROM THOSE SHOWN IF THE RATES OF RETURN AVERAGED THE HYPOTHETICAL 0%, 6%, AND 12%, BUT FLUCTUATED ABOVE AND BELOW THE AVERAGE IN INDIVIDUAL CONTRACT YEARS.

                                   APPENDIX E
                             PERFORMANCE INFORMATION

The Contracts were first offered to the public in 2000. However, the Company may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Funds have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Fund's return.

In Tables IA and IIA, performance information under the Contracts is net of Fund expenses, Monthly Deductions and surrender charges. We take a representative Contract Owner and assume that:

     - The Insured is a male Age 55, standard (non-tobacco user) Underwriting Class;

     - The Contract Owner had allocations in each of the Sub-Accounts for the Fund durations shown; and

     -    There was a full surrender at the end of the applicable period.

Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a Fund's success in meeting its investment objectives.

We may compare performance information for a Sub-Account in reports and promotional literature to:

     -    Standard & Poor's 500 Stock Index ("S&P 500");

     -    Dow Jones Industrial Average ("DJIA");

     -    Shearson Lehman Aggregate Bond Index;

     - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

     - Other groups of variable life separate accounts or other investment products tracked by Lipper Inc.;

     - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

     -    The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and Fund management costs and expenses.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

     - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

     - The advantages and disadvantages of investing in tax-deferred and taxable investments;

     -    Customer profiles and hypothetical payment and investment scenarios;

     -    Financial management and tax and retirement planning; and

     - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues but do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

                                    TABLE IA
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNTS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                         SINCE INCEPTION OF SUB-ACCOUNTS
             NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE POLICY

The following performance information is based on the periods that the Funds have been in existence. The data is net of expenses of the Funds, all Sub-Account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is Male, Age 36, standard (non-tobacco user) underwriting class, that a single payment of $10,000 was made, that the entire payment was allocated to each Sub-Account individually, and that there was a full surrender of the Contract at the end of the applicable period.

                                                                                                          10 YEARS
                                                                 SUB-ACCOUNT     FOR YEAR                OR LIFE OF
                                                                  INCEPTION       ENDED          5      SUB-ACCOUNT
                                                                     DATE        12/31/01      YEARS     (IF LESS)
                                                                 -----------    ---------      -----    -----------
AIT Core Equity Fund (Service Class)
AIT Equity Index Fund (Service Class)
AIT Government Bond Fund (Service Class)
AIT Money Market Fund (Service Class)
AIT Select Aggressive Growth Fund (Service Class)
AIT Select Capital Appreciation Fund (Service Class)
AIT Select Emerging Markets Fund (Service Class)
AIT Select Growth Fund (Service Class)
AIT Select Growth and Income Fund (Service Class)
AIT Select International Equity Fund (Service Class)
AIT Select Investment Grade Income Fund (Service Class)
AIT Select Strategic Growth Fund (Service Class)
AIT Select Strategic Income Fund (Service Class)
AIT Select Value Opportunity Fund (Service Class)
AIM V.I. Aggressive Growth Fund (Series II Shares)
AIM V.I. Basic Value Fund (Series II Shares)
AIM V.I. Blue Chip Fund (Series II Shares)
AIM V.I. Capital Development Growth Fund (Series II Shares)
AIM V.I. Premier Equity Fund (Series II Shares)
AllianceBernstein Small Cap Value Portfolio (Class B)
AllianceBernstein Value Portfolio (Class B)
Alliance Growth and Income Portfolio (Class B)
Alliance Premier Growth  Portfolio (Class B)
Alliance Technology Portfolio (Class B)
Fidelity VIP Equity-Income Portfolio (Service Class 2)
Fidelity VIP Growth Portfolio (Service Class 2)
Fidelity VIP II Contrafund Portfolio (Service Class 2)
Fidelity VIP III Mid Cap Portfolio (Service Class 2)
Fidelity VIP III Value Strategies Portfolio (Service Class 2)
FT VIP Franklin Large Cap Growth Securities Fund (Class 2)
FT VIP Franklin Small Cap Fund (Class 2)
FT VIP Franklin Small Cap Value Securities Fund (Class 2)
FT VIP Mutual Shares Securities Fund (Class 2)
FT VIP Templeton Foreign Securities Fund (Class 2)

                                      E-3

MFS Mid Cap Growth Series (Service Class)
MFS New Discovery Series (Service Class)
MFS Total Return Series (Service Class)
MFS Utilities Series (Service Class)
Oppenheimer Capital Appreciation Fund/VA (Service Shares)
Oppenheimer Global Securities Fund/VA (Service Shares)
Oppenheimer High Income Fund/VA (Service Shares)
Oppenheimer Main Street Growth & Income  Fund/VA
 (Service Shares)
Oppenheimer Multiple Strategies Fund/VA (Service Shares)

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE IB
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                         SINCE INCEPTION OF SUB-ACCOUNT
            EXCLUDING MONTHLY CONTRACT CHARGES AND SURRENDER CHARGES

The following performance information is based on the periods that the Funds have been in existence. The performance information is net of total Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CONTRACTS OR SURRENDER CHARGES. It is assumed that a single premium payment of $10,000 has been made and that the entire payment was allocated to each Sub-Account individually.

                                                                                                         10 YEARS
                                                                 SUB-ACCOUNT     FOR YEAR               OR LIFE OF
                                                                  INCEPTION        ENDED         5      SUB-ACCOUNT
                                                                     DATE        12/31/01      YEARS     (IF LESS)
                                                                 -----------    ---------      -----    -----------
AIT Core Equity Fund (Service Class)

AIT Equity Index Fund (Service Class)

AIT Government Bond Fund (Service Class)

AIT Money Market Fund (Service Class)

AIT Select Aggressive Growth Fund (Service Class)

AIT Select Capital Appreciation Fund (Service Class)

AIT Select Emerging Markets Fund (Service Class)

AIT Select Growth Fund (Service Class)

AIT Select Growth and Income Fund (Service Class)

AIT Select International Equity Fund (Service Class)

AIT Select Investment Grade Income Fund (Service Class)

AIT Select Strategic Growth Fund (Service Class)

AIT Select Strategic Income Fund (Service Class)

AIT Select Value Opportunity Fund (Service Class)

AIM V.I. Aggressive Growth Fund (Series II Shares)

AIM V.I. Basic Value Fund (Series II Shares)

AIM V.I. Blue Chip Fund (Series II Shares)

AIM V.I. Capital Development Growth  Fund (Series II Shares)

AIM V.I. Premier Equity  Fund (Series II Shares)

AllianceBernstein Small Cap Value Portfolio  (Class B)

AllianceBernstein Value Portfolio (Class B)

Alliance Growth and Income Portfolio (Class B)

Alliance Premier Growth  Portfolio (Class B)

Alliance Technology Portfolio (Class B)

Fidelity VIP Equity-Income Portfolio (Service Class 2)

Fidelity VIP Growth Portfolio (Service Class 2)

Fidelity VIP  II Contrafund Portfolio (Service Class 2)

Fidelity VIP  III Mid Cap Portfolio (Service Class 2)

Fidelity VIP III Value Strategies Portfolio (Service Class 2)

FT VIP Franklin Large Cap Growth Securities Fund (Class 2)

FT VIP Franklin Small Cap Fund (Class 2)

FT VIP Franklin Small Cap Value Securities Fund (Class 2)

FT VIP Mutual Shares Securities  Fund (Class 2)

FT VIP Templeton Foreign Securities Fund (Class 2)

                                      E-5

MFS Mid Cap Growth Series (Service Class)

MFS New Discovery Series (Service Class)

MFS Total Return Series (Service Class)

MFS Utilities Series (Service Class)

Oppenheimer Capital Appreciation Fund/VA (Service Shares)

Oppenheimer Global Securities Fund/VA (Service Shares)

Oppenheimer High Income Fund/VA (Service Shares)

Oppenheimer Main Street Growth & Income  Fund/VA
 (Service Shares)

Oppenheimer Multiple Strategies Fund/VA (Service Shares)

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE IIA
                          AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2001
                   SINCE INCEPTION OF THE UNDERLYING FUNDS(1)
             NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE POLICY

The following performance information is based on the periods that the Funds have been in existence. The data is net of expenses of the Funds, all Sub-Account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is Male, Age 36, standard (non-tobacco user) underwriting class, that a single payment of $10,000 was made, that the entire payment was allocated to each Sub-Account individually, and that there was a full surrender of the Contract at the end of the applicable period.

                                                                                                           10 YEARS
                                                                       FUND        FOR YEAR                 OR LIFE
                                                                     INCEPTION      ENDED          5        OF FUND
                                                                       DATE        12/31/01      YEARS     (IF LESS)
                                                                     ----------    ---------     -----     ---------
AIT Core Equity Fund (Service Class)

AIT Equity Index Fund (Service Class)

AIT Government Bond Fund (Service Class)

AIT Money Market Fund (Service Class)

AIT Select Aggressive Growth Fund (Service Class)

AIT Select Capital Appreciation Fund (Service Class)

AIT Select Emerging Markets Fund (Service Class)

AIT Select Growth Fund (Service Class)

AIT Select Growth and Income Fund (Service Class)

AIT Select International Equity Fund (Service Class)

AIT Select Investment Grade Income Fund (Service Class)

AIT Select Strategic Growth Fund (Service Class)

AIT Select Strategic Income Fund (Service Class)

AIT Select Value Opportunity Fund (Service Class)

AIM V.I. Aggressive Growth Fund (Series II Shares)

AIM V.I. Basic Value Fund (Series II Shares)

AIM V.I. Blue Chip Fund (Series II Shares)

AIM V.I. Capital Development Growth  Fund (Series II Shares)

AIM V.I. Premier Equity  Fund (Series II Shares)

AllianceBernstein Small Cap Value Portfolio  (Class B)

AllianceBernstein Value Portfolio (Class B)

Alliance Growth and Income Portfolio (Class B)

Alliance Premier Growth  Portfolio (Class B)

Alliance Technology Portfolio (Class B)

Fidelity VIP Equity-Income Portfolio (Service Class 2)

Fidelity VIP Growth Portfolio (Service Class 2)

Fidelity VIP  II Contrafund Portfolio (Service Class 2)

Fidelity VIP  III Mid Cap Portfolio (Service Class 2)

Fidelity VIP III Value Strategies Portfolio (Service Class 2)

FT VIP Franklin Large Cap Growth Securities Fund (Class 2)

FT VIP Franklin Small Cap Fund (Class 2)

FT VIP Franklin Small Cap Value Securities Fund (Class 2)

FT VIP Mutual Shares Securities  Fund (Class 2)

FT VIP Templeton Foreign Securities Fund (Class 2)


                                      E-7

MFS Mid Cap Growth Series (Service Class)

MFS New Discovery Series (Service Class)

MFS Total Return Series (Service Class)

MFS Utilities Series (Service Class)

Oppenheimer Capital Appreciation Fund/VA (Service Shares)

Oppenheimer Global Securities Fund/VA (Service Shares)

Oppenheimer High Income Fund/VA (Service Shares)

Oppenheimer Main Street Growth & Income  Fund/VA  (Service Shares)

Oppenheimer Multiple Strategies Fund/VA (Service Shares)

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE IIB
                    SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                      FOR PERIODS ENDING DECEMBER 31, 2000
                     SINCE INCEPTION OF UNDERLYING FUNDS(1)
            EXCLUDING MONTHLY CONTRACT CHARGES AND SURRENDER CHARGES

  The following performance information is based on the periods that the Funds have been in existence. The performance information is net of total Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CONTRACTS OR SURRENDER CHARGES. It is assumed that a single premium payment of $10,000 has been made and that the entire payment was allocated to each Sub-Account individually.

                                                                                                          10 YEARS
                                                                      FUND       FOR YEAR                 OR LIFE
                     UNDERLYING FUND                               INCEPTION      ENDED          5        OF FUND
                                                                      DATE       12/31/01      YEARS     (IF LESS)
                                                                   ----------    ---------     -----     ---------
AIT Core Equity Fund (Service Class)

AIT Equity Index Fund (Service Class)

AIT Government Bond Fund (Service Class)

AIT Money Market Fund (Service Class)

AIT Select Aggressive Growth Fund (Service Class)

AIT Select Capital Appreciation Fund (Service Class)

AIT Select Emerging Markets Fund (Service Class)

AIT Select Growth Fund (Service Class)

AIT Select Growth and Income Fund (Service Class)

AIT Select International Equity Fund (Service Class)

AIT Select Investment Grade Income Fund (Service Class)

AIT Select Strategic Growth Fund (Service Class)

AIT Select Strategic Income Fund (Service Class)

AIT Select Value Opportunity Fund (Service Class)

AIM V.I. Aggressive Growth Fund (Series II Shares)

AIM V.I. Basic Value Fund (Series II Shares)

AIM V.I. Blue Chip Fund (Series II Shares)

AIM V.I. Capital Development Growth  Fund (Series II Shares)

AIM V.I. Premier Equity  Fund (Series II Shares)

AllianceBernstein Small Cap Value Portfolio  (Class B)

AllianceBernstein Value Portfolio (Class B)

Alliance Growth and Income Portfolio (Class B)

Alliance Premier Growth  Portfolio (Class B)

Alliance Technology Portfolio (Class B)

Fidelity VIP Equity-Income Portfolio (Service Class 2)

Fidelity VIP Growth Portfolio (Service Class 2)

Fidelity VIP  II Contrafund Portfolio (Service Class 2)

Fidelity VIP  III Mid Cap Portfolio (Service Class 2)

Fidelity VIP III Value Strategies Portfolio (Service Class 2)

FT VIP Franklin Large Cap Growth Securities Fund (Class 2)

FT VIP Franklin Small Cap Fund (Class 2)

FT VIP Franklin Small Cap Value Securities Fund (Class 2)

FT VIP Mutual Shares Securities  Fund (Class 2)

FT VIP Templeton Foreign Securities Fund (Class 2)

                                      E-9

MFS Mid Cap Growth Series (Service Class)

MFS New Discovery Series (Service Class)

MFS Total Return Series (Service Class)

MFS Utilities Series (Service Class)

Oppenheimer Capital Appreciation Fund/VA (Service Shares)

Oppenheimer Global Securities Fund/VA (Service Shares)

Oppenheimer High Income Fund/VA (Service Shares)

Oppenheimer Main Street Growth & Income  Fund/VA
 (Service Shares)

Oppenheimer Multiple Strategies Fund/VA (Service Shares)

(1) Many of the Underlying Funds in which the Sub-Accounts invest existed prior to the date the Sub-Accounts commenced operations. In this table, the specified period is based on the inception date of each Underlying Fund rather than the inception date of the Sub-Account. As such, the table represents what the performance of a Sub-Account would have been if the Sub-Account had been both in existence and invested in the corresponding Underlying Fund since the date indicated. In that respect, these numbers are hypothetical and are not the actual performance numbers for the Sub-Accounts or the Contract.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

PART II

UNDERTAKINGS AND REPRESENTATIONS

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article VIII of Registrant's Bylaws provides: Each Director and each officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2.
The prospectus consisting of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations pursuant to Section 26(e) of the 1940 Act.
The signatures.

Written consents of the following persons:

     1.    Actuarial Consent
     2.    Opinion of Counsel

The following exhibits:

     1.   Exhibit 1 (Exhibits required by paragraph A of the instructions to
                    Form N-8B-2)

     (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Allmerica Select Separate Account III was previously filed in Pre-Effective Amendment No. 1 of Registration Statement No. 333-58551/811-8859 on September 23, 1998, and is incorporated by reference herein.

     (2)  Not Applicable.

     (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604), and is incorporated by reference herein.

          (b) Registered Representatives/Agent's Agreement was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604), and is incorporated by reference herein.

          (c) Compensation Schedule for the Allmerica Select SPL contract was previously filed in Registrant's Initial Registration Statement on July 6, 1998, and is incorporated by reference herein.

     (4)  Not Applicable.

     (5)  (a)  Form of Allmerica Select SPL II Contract;

          (b)  Option To Accelerate Death Benefits Rider (Living Benefits
               Rider);

          (c)  Life Insurance 1035 Exchange Rider; and

          (d)  Guaranteed Death Benefit Rider are filed herewith.

     (6) Articles of Incorporation and Bylaws, as amended, of the Company were previously filed on

          October 1, 1995 in Post-Effective Amendment No. 1 of Allmerica Select Separate Account II (Registration No. 33-83604), and are incorporated by reference herein.

     (7)  Not Applicable.

     (8) (a) Amendment dated March 15, 2001 to the Allmerica Investment Trust Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Participation Agreement between the Company and Allmerica Investment Trust dated March 22, 2000 was previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and is incorporated by reference herein.

          (b) Form of Amendment #6 dated May 1, 2001 to the AIM Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Participation Agreement between the Company and AIM Variable Insurance Funds was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09631, and is incorporated by referenced herein.

          (c) Form of Amendment dated May 1, 2001 to the Amended and Restated Participation Agreement, Merger and Consolidated Agreement, and Amended and Restated Participation Agreement between the Company and Alliance Variable Products Series Fund, Inc. dated August 1, 2000 was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein.

          (d) Amendment dated October 1, 2000 to the Variable Insurance Products Fund Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund Participation Agreement were previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and are incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund, as amended, was previously filed on April 16, 1998 in Post-Effective Amendment No. 5 of Registration Statement No. 33-83604/811-8746, and is incorporated by reference herein.

          (e) Form of Amendment dated May 1, 2001 to the Variable Insurance Products Fund II Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein. Amendment dated March 29, 2000 and Amendment dated November 13, 1998 to the Variable Insurance Products Fund II Participation Agreement was previously filed on April 12, 2000 in Post-Effective Amendment No. 14 of Registration Statement No. 33-57792/811-7466, and is incorporated by reference herein. Participation Agreement with Variable Insurance Products Fund II, as amended, was previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-57792), and is incorporated by reference herein.

          (f) Form of Amendment dated May 1, 2001 and Participation Agreement with Variable Insurance Products Fund III were previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and are incorporated by reference herein.

          (g) Form of Amendment dated May 1, 2001 to the Franklin Templeton Participation Agreement was previously filed in April 2001 in Post-Effective Amendment No. 4 of Registration Statement No. 333-84879/811-09529, and is incorporated by reference herein.

               Franklin Templeton Participation Agreement was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09631, and is incorporated by reference herein.

          (h) MFS Participation Agreement was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09731, and is incorporated by referenced herein.

          (i) Oppenheimer Participation Agreement was previously filed on March 20, 2000 in Pre-Effective Amendment No. 1 to Registration Statement No. 333-93031/811-09731, and is incorporated by referenced herein.

          (j) Fidelity Service Agreement, effective as of November 1, 1995, was previously filed on April 30, 1996 in Post-Effective Amendment No. 2 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and is incorporated by reference herein.

          (k) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on May 1, 1997 in Post-Effective Amendment No. 3 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and is incorporated by reference herein.

          (l) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on May 1, 1997 in Post-Effective Amendment No. 3 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and is incorporated by reference herein.

     (9) (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of Allmerica Select Separate Account II (Registration No. 33-83604/811-8746), and are incorporated by reference herein.

          (b)  Directors' Power of Attorney is filed herewith.

     (10) Application is filed herewith.

2.   Policy and Policy Riders are included in Exhibit 1(5) above

3.   Opinion of Counsel is filed herewith.

4.   Not Applicable.

5.   Not Applicable.

6.   Actuarial Consent is filed herewith.

7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule
     6e-3(T)(b)(13)(v)(B) was previously filed in Registrant's Initial Registration Statement on July 6, 1998, and is incorporated by reference herein.

8.   Consent of Independent Accountants will be filed by Pre-Effective
     Amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 14th day of March, 2002.

                     ALLMERICA SELECT SEPARATE ACCOUNT III
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                      By: /s/ Charles F. Cronin
                          ---------------------
                          Charles F. Cronin, Secretary


Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                                TITLE                                                         DATE
/s/ Warren E. Barnes                      Vice President and Corporate Controller                       March 14, 2002
------------------------------------
Warren E. Barnes

Edward J. Parry III*                      Director, Vice President and Chief Financial Officer
------------------------------------

Richard M. Reilly*                        Director
------------------------------------

John F. O'Brien*                          Director and Chairman of the Board
------------------------------------

Bruce C. Anderson*                        Director and Vice President
------------------------------------

Mark R. Colborn*                          Director and Vice President
---------------------------

John P. Kavanaugh*                        Director, Vice President and Chief Investment Officer
------------------------------------

J. Kendall Huber*                         Director, Vice President and General Counsel
---------------------------

Mark A. Hug*                              Director, President and Chief Executive Officer
------------------------------------

Robert P. Restrepo, Jr.*                  Director
------------------------------------

Gregory D. Tranter*                       Director and Vice President
------------------------------------

Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated December 6, 2001 duly executed by such persons.

/s/ Sheila B. St. Hilaire
--------------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                             FORM S-6 EXHIBIT TABLE

Exhibit 1(5)(a)            Form of Allmerica SPL II Contract

Exhibit 1(5)(b)            Option to Accelerate Death Benefits Rider (Living
                           Benefits Rider)

Exhibit 1(5)(c)            Life Insurance 1035 Exchange Rider

Exhibit 1(5)(d)            Guaranteed Death Benefit Rider

Exhibit 1(9)(b)            Directors' Power of Attorney

Exhibit 1(10)              Form of Application

Exhibit 3                  Opinion of Counsel

Exhibit 6                  Actuarial Consent